As filed with the Securities and Exchange Commission on January 25, 1999
                                                 Registration No. 333-__________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          WEBSTER FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                   6712                      06-1187536
(State or other jurisdiction             (Primary Standard Industrial       (I.R.S. Employer
 of incorporation or organization)        Classification Code Number)      Identification No.)

                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 753-2921
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                            ------------------------

                                 John V. Brennan
                            Executive Vice President,
                      Chief Financial Officer and Treasurer
                          Webster Financial Corporation
                                  Webster Plaza
                          Waterbury, Connecticut 06702
                                 (203) 578-2335

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:
      Stuart G. Stein, Esq.                      William W. Bouton, Esq.
Margaret Rhinelander Rizzi, Esq.              Tyler, Cooper & Alcorn L.L.P.
     Hogan & Hartson L.L.P.                       City Place, 35th Floor
   555 Thirteenth Street, N.W.                   Hartford, CT 06103-3488
     Washington, D.C. 20004                           (860) 725-6210
         (202) 637-8575

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 Title of each class of                                                    Proposed maximum
    securities to be          Amount to be           Proposed maximum     aggregate offering          Amount of
       registered              registered        offering price per unit         price            registration fee
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock, par value          880,136                  $28*               $24,643,808*              $6,851*
     $.01 per share
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

* Estimated pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices for shares of common stock of Maritime Bank & Trust Company as reported and calculated as of January 21, 1999 and the exchange ratio prescribed by the Agreement and Plan of Merger.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

MARITIME BANK & TRUST COMPANY
130 WESTBROOK ROAD
ESSEX, CONNECTICUT 06426-1149

                                                          ____________ ___, 1999

DEAR SHAREHOLDER:

     You are cordially invited to attend our special meeting of shareholders to be held on ____________ ___, 1999, at ____ __.m. at Maritime's main headquarters, 130 Westbrook Road, Essex, Connecticut. At the shareholder meeting, you will be asked to approve an agreement for the merger of Maritime into Webster Bank. Webster Bank is a subsidiary of Webster Financial Corporation. In the merger, each outstanding share of Maritime's common stock that you own will be converted into the equivalent of $26.67 of Webster Financial Corporation common stock based on a 15 day average closing market price of Webster common stock. If the 15 day average is greater than $24.45, shares of Maritime's common stock will be converted into 1.091 shares of Webster common stock. If the 15 day average is less than $17.50, Maritime's common stock will be converted into 1.524 shares of Webster common stock.

     YOUR BOARD OF DIRECTORS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     THE REQUIRED VOTE OF MARITIME'S SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES OF MARITIME'S COMMON STOCK AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. IF YOU DO NOT SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SHAREHOLDER MEETING, OR IF YOU ABSTAIN FROM VOTING, YOU EFFECTIVELY ARE VOTING "AGAINST" THE MERGER AGREEMENT AND THE MERGER.

     You should carefully read the Proxy Statement/Prospectus. It provides you with a description of Webster's common stock and the terms of the merger. A copy of the merger agreement (including each of its exhibits) and the other documents described in the Proxy Statement/Prospectus will be provided to you without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SHAREHOLDER MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE SHAREHOLDER MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                           Sincerely,

                                           WILLIAM R. ATTRIDGE
                                           Chief Executive Officer and President

                          MARITIME BANK & TRUST COMPANY

                               130 WESTBROOK ROAD
                          ESSEX, CONNECTICUT 06426-1149

                               -------------------

                          NOTICE OF SPECIAL MEETING OF
                           SHAREHOLDERS TO BE HELD ON

                             ____________ ___, 1999

                              ---------------------

     A special meeting of shareholders of Maritime Bank & Trust Company ("Maritime") will be held on ____________ ___, 1999, at ____ __.m. at Maritime's main headquarters, 130 Westbrook Road, Essex, Connecticut for the following purposes:

          1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 3, 1998, among Webster Financial Corporation ("Webster"), Webster Bank and Maritime, the merger of Maritime into Webster Bank and the other transactions contemplated by the merger agreement, as described in the attached Proxy Statement/Prospectus.

          2. To transact any other business that properly comes before the shareholder meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

     You are entitled to notice and to vote at the shareholder meeting or any adjournments or postponements of the meeting only if you were a holder of record of Maritime's common stock at the close of business on ___________ ____, 1999. If you held Maritime's common stock on that day, you are entitled to dissent from the merger under Sections 33-855 to 33-872 of the Connecticut General Statutes. A copy of these sections is attached to the Proxy Statement/Prospectus.

     MARITIME'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF MARITIME'S SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. The affirmative vote of two-thirds of the shares of Maritime's common stock outstanding on _______ __, 1999 is required to approve the merger agreement.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE SHAREHOLDER MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD. A SHAREHOLDER WHO EXECUTES A PROXY MAY REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE TO THE SECRETARY OF MARITIME, BY SUBSEQUENTLY FILING ANOTHER PROXY OR BY ATTENDING THE SHAREHOLDER MEETING AND VOTING IN PERSON.

                                           By Order of the Board of Directors

                                           WILLIAM R. ATTRIDGE
                                           Chief Executive Officer and President

Essex, Connecticut
____________ ___, 1999

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

     WEBSTER FINANCIAL CORPORATION            MARITIME BANK & TRUST COMPANY
           WEBSTER PLAZA 130                         WESTBROOK ROAD
      WATERBURY, CONNECTICUT 06702            ESSEX, CONNECTICUT 06426-1149


                MARITIME BANK & TRUST COMPANY -- PROXY STATEMENT

                             ----------------------

                   WEBSTER FINANCIAL CORPORATION -- PROSPECTUS

                         880,136 SHARES OF COMMON STOCK

                             ----------------------

     The Boards of Directors of Maritime Bank & Trust Company ("Maritime") and Webster Financial Corporation ("Webster") have agreed on an Agreement and Plan of Merger, dated as of November 3, 1998, among Webster, Webster Bank and Maritime which provides for Maritime to merge into Webster Bank, a wholly owned subsidiary of Webster. If the merger takes place, each issued and outstanding share of Maritime's common stock (other than dissenting and certain other shares) will be converted into $26.67 worth of Webster's common stock based on a 15 day average closing market price of Webster's common stock. If the 15 day average is greater than $24.45, shares of Maritime's common stock will be converted into 1.091 shares of Webster's common stock. If the 15 day average is less than $17.50, Maritime's common stock will be converted into 1.524 shares of Webster's common stock. Webster will pay cash instead of issuing fractional shares.

     Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the symbol "WBST." On November 3, 1998, the last trading day before the public announcement of the merger, the closing price for a share of Webster's common stock was $24.94. In connection with the merger agreement, Maritime granted Webster an irrevocable option to purchase up to 141,004 shares of Maritime's common stock at a purchase price of $22.00 per share, subject to adjustment. Webster can exercise this option if certain events occur.

     This Proxy Statement/Prospectus is being sent to Maritime shareholders in connection with the solicitation of proxies by the Maritime Board of Directors. The Board has scheduled a special meeting for Maritime shareholders to vote on the merger agreement that will be held on ____________, ___, 1999 at ___:___ __.m., local time, at Maritime's main headquarters, 130 Westbrook Road, Essex, Connecticut. The merger will not take place unless Maritime shareholders who own at least two-thirds of Maritime's outstanding common stock approve the merger agreement and certain other conditions are satisfied. If these conditions are met, we expect the merger to take place during the second quarter of 1999.

     This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. You may obtain additional information about Webster from documents that Webster has filed with the Securities and Exchange Commission.

     WEBSTER'S COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE OFFICE OF THRIFT SUPERVISION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR THE CONNECTICUT COMMISSIONER OF BANKING, NOR HAS ANY OF THESE INSTITUTIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF WEBSTER'S COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                             ----------------------

  This Proxy Statement/Prospectus and the related proxy card are being mailed to Maritime shareholders on or about __________ __, 1999.

       The date of this Proxy Statement/Prospectus is __________ __, 1999.

                                TABLE OF CONTENTS

                                    PAGE                                              PAGE
                                    ----                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER..      DESCRIPTION OF WEBSTER'S CAPITAL STOCK
                                                   AND COMPARISON OF SHAREHOLDER
WHERE YOU CAN FIND MORE                            RIGHTS.............................
     INFORMATION........................           Webster's Common Stock.............
                                                   Webster's Preferred Stock..........
INCORPORATION OF CERTAIN                           Senior Notes.......................
     DOCUMENTS BY REFERENCE.............           Capital Securities.................
                                                   Certificate of Incorporation and
WHO CAN HELP ANSWER                                     Bylaw Provisions..............
     YOUR QUESTIONS.....................           Applicable Law.....................

SUMMARY.................................      ADJOURNMENT OF SHAREHOLDER
                                                   MEETING............................
SHAREHOLDER MEETING.....................
     Matters to be Considered at the          SHAREHOLDER PROPOSALS...................
         Shareholder Meeting............
     Record Date and Voting.............      OTHER MATTERS...........................
     Required Vote; Revocability of
         Proxies........................      EXPERTS.................................
     Solicitation of Proxies............
                                              LEGAL MATTERS...........................
THE MERGER..............................
     The Parties........................      Appendix A
     Background of the Merger...........         Opinion of Ostrowski & Company, Inc..A-1
     Recommendation of the Maritime
          Board of Directors and Reasons      Appendix B
          for the Merger................         Sections 33-855 to 33-872 of the
     Purpose and Effects of the Merger..           Connecticut General Statutes...... B-1
     Structure..........................
     Exchange Ratio.....................      Appendix C
     Options............................         Financial Statements of Maritime
     Regulatory Approvals...............           Bank & Trust Company at and for
     Conditions to the Merger...........           the nine months ended September
     Conduct of Business Pending                   30, 1998 and 1997(unaudited).....  C-1
          the Merger....................
     Third Party Proposals..............      Appendix D
     Expenses; Breakup Fee..............         Audited Financial Statements of
     Opinion of Maritime's Financial               Maritime Bank & Trust Company at
          Advisor.......................           December 31, 1997 and 1996 and
     Certain Provisions of the Merger              for the years ended December
          Agreement.....................           31, 1997, 1996, and 1995.......    D-1
     Termination and Amendment of                  No  person is  authorized  to give any
          the Merger Agreement..........      information  or to make any  representation
     Federal Income Tax Consequences....      not  contained  in  this  Proxy  Statement/
     Accounting Treatment...............      Prospectus,  and,  if given  or made,  such
     Resales of Webster's Common Stock        information or representation should not be
          Received in the Merger........      relied upon as having been authorized. This
     Dissenters' Appraisal Rights.......      Proxy    Statement/Prospectus    does   not
     Arrangements with and Payments to        constitute   an  offer   to   sell,   or  a
          Maritime Directors, Executive       solicitation  of an offer to purchase,  any
          Officers and Employees........      of Webster's  common stock  offered by this
     Indemnification....................      Proxy   Statement/   Prospectus,   or   the
     Option Agreement...................      solicitation    of   a   proxy,    in   any
                                              jurisdiction  in  which it is  unlawful  to
INFORMATION ABOUT MARITIME                    make such an offer or solicitation. Neither
     Business...........................      the      delivery     of     this     Proxy
     Supervision and Regulation.........      Statement/Prospectus  nor any  distribution
     Management's Discussion and              of Webster's  common stock offered pursuant
          Analysis of Financial               to this Proxy  Statement/Prospectus  shall,
          Conditions and Results of           under   any   circumstances,    create   an
          Operations....................      implication  that  there has been no change
     Security Ownership of Certain            in the  affairs of  Maritime  or Webster or
          Beneficial Owners and               the  information  in this  document  or the
          Management....................      documents   or  reports   incorporated   by
                                              reference into this document since the date
MARKET PRICES AND DIVIDENDS.............      of this Proxy Statement/Prospectus.
     Webster's Common Stock.............
     Maritime's Common Stock............

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:   WHY IS MARITIME PROPOSING TO MERGE WITH WEBSTER BANK? HOW WILL I BENEFIT?

A: In our opinion, the business potential for the combination of Webster and Maritime exceeds what Maritime could accomplish individually. We expect that the merger will further serve the best interests of Maritime's customers and shareholders.

Q:   WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign, date and return it as soon as possible. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement. If you do not return your proxy or if you do not vote at the shareholder meeting or if you abstain from voting, you effectively are voting against the merger agreement.

     You can choose to attend the shareholder meeting and vote your shares in person instead of completing and returning your proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the shareholder meeting by following the directions on page ___.

     PLEASE REMEMBER THAT THE VOTE OF MARITIME'S SHAREHOLDERS REQUIRED TO APPROVE THE MERGER AGREEMENT IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES, AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. THIS MEANS THAT THE HOLDERS OF AT LEAST TWO-THIRDS OF MARITIME'S OUTSTANDING COMMON STOCK MUST VOTE "FOR" THE MERGER AGREEMENT.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger takes place, you will receive instructions on how to exchange your Maritime certificates for Webster certificates.

Q:   WHAT WILL MARITIME SHAREHOLDERS RECEIVE IN THE MERGER?

A: In the merger, each share of Maritime's common stock will be converted automatically into the equivalent of $26.67 of Webster's common stock based on a 15 day average closing market price of Webster's common stock. If the 15 day average is greater than $24.45, shares of Maritime's common stock will be converted into 1.091 shares of Webster's common stock. If the 15 day average is less than $17.50, shares of Maritime's common stock will be converted into 1.524 shares of Webster's common stock.

Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Before the merger takes place, Maritime expects to continue to pay regular quarterly cash dividends on its common stock (currently $0.13). After the merger, any dividends will be based on what Webster pays (currently $0.11 per share of Webster's common stock per quarter).

Q:   WHEN DO YOU EXPECT THE MERGER TO TAKE PLACE?

A: We are working toward completing the merger as quickly as possible. In addition to the approval of Maritime's shareholders, we must obtain certain regulatory approvals. We expect the merger to take place shortly after the shareholder meeting.

Q:   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A: In general, the merger will be tax-free for federal income tax purposes. However, you will have to pay tax on any cash received instead of fractional shares. To review the tax consequences to Maritime's shareholders in greater detail, see pages __ to ___. Your individual tax situation may result in different tax treatment. Please consult your tax advisor.

                       WHERE YOU CAN FIND MORE INFORMATION

     Webster files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Webster files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Webster can be found on the Internet at http://www.websterbank.com. Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol "WBST."

     Webster has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 relating to Webster's common stock to be issued to Maritime's shareholders in the merger. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC's principal office in Washington, D.C. or the SEC's Internet site as described above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference into this Proxy Statement/Prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where such contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each such statement in this Proxy Statement/Prospectus being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows Webster to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Webster can disclose important information to you by referring you to another document filed separately with the SEC. The information that Webster incorporates by reference is considered a part of this Proxy Statement/Prospectus, except for any information superseded by information presented in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates important business and financial information about Webster and its subsidiaries that is not included in or delivered with this document. All documents subsequently filed by Webster pursuant to Sections 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934 prior to _____________, ___, 1999 are deemed to be incorporated by reference into this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates by reference the documents listed below that Webster has filed with the SEC:

FILINGS                                 PERIOD OF REPORT OR DATE FILED
-------                                 ------------------------------
o Annual Report on Form 10-K            Year ended December 31, 1997
  (updated by the Current Report
  on Form 8-K filed on July 23, 1998)
o Quarterly Report on Form 10-Q         For the quarter ended March 31, 1998
o Quarterly Report on Form 10-Q         For the quarter ended June 30, 1998
o Quarterly Report on Form 10-Q         For the quarter ended September 30, 1998
o Current Report on Form 8-K/A          Filed January 26, 1998
o Current Report on Form 8-K/A          Filed January 26, 1998
o Current Report on Form 8-K/A          Filed February 6, 1998
o Current Report on Form 8-K            Filed March 4, 1998
o Current Report on Form 8-K            Filed March 19, 1998
o Current Report on Form 8-K            Filed April 30, 1998
o Current Report on Form 8-K            Filed July 23, 1998
  (restating portions of the 1997
  annual report to shareholders)
o Current Report on Form 8-K            Filed October 30, 1998

o Current Report on Form 8-K            Filed November 23, 1998

     THESE  DOCUMENTS ARE AVAILABLE  WITHOUT  CHARGE TO YOU IF YOU CALL OR WRITE
TO: JAMES M. SITRO, VICE PRESIDENT, INVESTOR RELATIONS OF WEBSTER FINANCIAL CORPORATION, WEBSTER PLAZA, WATERBURY, CONNECTICUT 06702, TELEPHONE (203) 578-2399. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN ____________ ___, 1999.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

     If you have more questions about the merger you should call or write:

                          MARITIME BANK & TRUST COMPANY
                               130 Westbrook Road
                          Essex, Connecticut 06426-1149
                    Attention: William R. Attridge, President
                          Phone Number: (860) 767-1166

     If you would like additional copies of the Proxy Statement/Prospectus, you should call or write:

                          WEBSTER FINANCIAL CORPORATION
                                  Webster Plaza
                          Waterbury, Connecticut 06702
          Attention: James M. Sitro, Vice President, Investor Relations
                          Phone Number: (203) 578-2399

                                     SUMMARY

     The following is a brief summary of certain information located elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be a complete description and is qualified in its entirety by reference to the more detailed information located elsewhere in this Proxy Statement/Prospectus. BEFORE YOU VOTE, YOU SHOULD GIVE CAREFUL CONSIDERATION TO ALL OF THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS.

THE PARTIES (PAGE ___)

WEBSTER FINANCIAL CORPORATION
Webster Plaza
Waterbury, Connecticut 06702
(203) 753-2921

Webster is a Delaware corporation and the holding company of Webster Bank, a federal savings bank which is wholly owned by Webster. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. Deposits at Webster Bank are insured by the Federal Deposit Insurance Corporation. At September 30, 1998,
Webster had total consolidated assets of $9.2 billion, total deposits of $5.6 billion, and shareholders' equity of $565.9 million, or 6.2% of total assets.

On November 11, 1998, Webster announced that it had signed a definitive merger agreement to acquire Village Bancorp, Inc., the holding company of The Village Bank & Trust Company. The Village transaction will be accounted for as a purchase.

MARITIME BANK & TRUST COMPANY
130 Westbrook Road
Essex, Connecticut  06426-1149
(860) 767-1166

Maritime is a Connecticut-chartered commercial bank headquartered in Essex, Connecticut. Deposits at Maritime are insured by the Federal Deposit Insurance
Corporation. At September 30, 1998, Maritime had total consolidated assets of $103.7 million, total deposits of $91.2 million, and stockholders' equity of $7.1 million, or 6.8% of total assets.

THE MERGER (PAGE ___)

The merger agreement provides for the merger of Maritime into Webster Bank with Webster Bank the surviving bank.

A copy of the merger agreement (including each of its exhibits) and the other documents described in this Proxy Statement/Prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

WHAT SHAREHOLDERS WILL RECEIVE IN THE MERGER (PAGE ___)

As a result of the merger, each outstanding share of Maritime's common stock that you own will be converted automatically into the equivalent of $26.67 of Webster's common stock based on a 15 day average closing market price of Webster's common stock. If the 15 day average is greater than $24.45, shares of Maritime's common stock will be converted into 1.091 shares of Webster's common stock. If the 15 day average is less than $17.50, Maritime's common stock will be converted into 1.524 shares of Webster's common stock.

THE SHAREHOLDER MEETING

(PAGE ___)

A special meeting of Maritime shareholders will be held on ____________ ___, 1999, at ____ __.m. at Maritime's main headquarters, 130 Westbrook Road, Essex, Connecticut for the following purposes:

o to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

o to address any other matters that properly come before the shareholder meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the shareholder meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.

THE RECOMMENDATION OF THE MARITIME BOARD TO SHAREHOLDERS (PAGE ___)

The Maritime Board of Directors unanimously approved the merger agreement and the merger and unanimously recommends that you vote "FOR" approval of these matters.

RECORD DATE; VOTING POWER (PAGE ___)

You are entitled to vote at the shareholder meeting if you owned shares of Maritime's common stock on ____________ ___, 1999. You will have one vote for each share of Maritime's common stock that you owned on that date.

VOTE REQUIRED (PAGE ___)

The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Maritime's common stock entitled to vote at the shareholder meeting is required to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS (PAGE ___)

At the close of business on _____, 1999, the directors and executive officers of Maritime and their affiliates owned a total of ____ shares of Maritime's common stock (excluding all options to purchase Maritime's common stock), which was approximately ____% of the outstanding shares of Maritime's common stock on that date.

REGULATORY APPROVALS (PAGE ___)

For the merger to take place, we need to receive the regulatory approvals of the Connecticut Commissioner of Banking and the Office of Thrift Supervision. We will file applications with these regulators soon.

APPRAISAL RIGHTS (PAGE ___)

Under Connecticut law, you are entitled to dissenters' rights of appraisal in connection with the merger. If you want to exercise dissenters' rights, you must follow carefully the procedures described at pages ____ to ____ of this document and Appendix B.

WEBSTER'S DIVIDEND POLICY (PAGE ___)

Webster presently pays dividends at a quarterly dividend rate of $0.11 per share. An exchange ratio of ___ would mean an equivalent dividend of $___ per share for Maritime's common stock. Webster's Board of Directors determines the level of dividends to be declared each quarter based on various economic and financial factors.

FEDERAL INCOME TAX CONSEQUENCES (PAGE ___)

In general, you will not recognize gain or loss for federal income tax purposes as a result of the merger, except if you receive cash instead of fractional shares.

TAX MATTERS ARE VERY COMPLICATED. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL EXPLANATION OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

FAIRNESS OPINION OF MARITIME'S FINANCIAL ADVISOR (PAGE ___)

In deciding to approve the merger, Maritime's Board of Directors considered an opinion of Ostrowski & Company, Inc., Maritime's financial advisor. This opinion concluded that the terms of the merger agreement are fair to Maritime shareholders from a financial point of view. An update of this opinion is attached as Appendix A to this document. WE ENCOURAGE YOU TO READ THIS OPINION CAREFULLY.

INTERESTS OF MARITIME DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (PAGE ___)

You should note that Maritime's directors and executive officers have interests in the merger as directors and/or employees that are different from, or in addition to, yours as a Maritime shareholder. These interests are described at page _____.

CONDITIONS TO THE MERGER (PAGE ___)

The merger will not take place unless several conditions are satisfied, including:

o    the  merger   agreement   and  the  merger  are   approved  by   Maritime's
     shareholders;

o Webster's common stock that will be issued in the merger is authorized for quotation on the

     Nasdaq Stock Market's National Market;

o all required regulatory approvals are obtained and any waiting periods expire;

o the registration statement filed with the SEC is effective and is not subject to a stop order or any threatened stop order;

o there is no injunction preventing the merger from taking place, and completing the merger continues to be legal; and

o Webster receives a favorable tax opinion from Webster's counsel that is reasonably satisfactory to Webster and Maritime.

TERMINATION OF THE MERGER AGREEMENT (PAGE ___)

The Boards of Directors of Webster and Maritime may jointly agree to terminate the merger agreement at any time without completing the merger. Also, either of us can terminate the merger agreement if:

o 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator's request, unless action is taken during the 30 day period for a rehearing or to file an amended application;

o    the merger has not taken place by September 30, 1999;

o    Maritime's shareholders fail to approve the merger agreement; or

o either of us breaches any representation, warranty, covenant or agreement contained in the merger agreement, if such breach has a material adverse effect on the breaching party, unless the breach is cured.

Webster can terminate the merger agreement if the management of Maritime or its Board of Directors, for any reason:

o fails to hold the shareholder meeting to approve the merger agreement on a timely basis;

o fails to recommend to Maritime's shareholders approval of the merger agreement;

o fails to oppose any third-party proposal that is inconsistent with the transactions contemplated by the merger agreement; or

o    violates the merger  agreement's  restriction  on  inquiries,  discussions,
     negotiations   and  providing   information  to   third-parties   regarding
     acquisition transactions.

Maritime can terminate the merger agreement if:

o the average closing market price of Webster's common stock over a specified 15 day period is less than $17.50, unless Webster decides to increase the exchange ratio so that Maritime shareholders will receive $26.67 of Webster's common stock based on a 15 day average closing market price of Webster's common stock.

OPTION AGREEMENT (PAGE ___)

Maritime and Webster entered into an option agreement on November 3, 1998 immediately after they entered into the merger agreement. In the option agreement, Maritime granted Webster an option to purchase 19.9% of Maritime's common stock under certain circumstances. The option agreement is intended to discourage other parties from making alternative acquisition-related proposals, even if a proposal of that kind is for a higher price per share for Maritime's common stock than the price per share to be paid pursuant to the merger agreement.

ACCOUNTING TREATMENT (PAGE ___)

The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE ___)

We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Webster, Webster Bank, Maritime or the surviving bank. When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements.

You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of Webster, Webster Bank, Maritime or the surviving bank and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

o    operating, legal and regulatory risks;

o    economic,   political  and  competitive   forces   affecting  our  banking,
     securities, asset management and credit services businesses; and

o the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

MARKET PRICES OF COMMON STOCK

     Webster's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol "WBST." Maritime's common stock is not registered under the federal securities laws and is not listed on any exchange or automated quotation system. However, it does trade on the over-the-counter bulletin board.

     The table below presents the per share closing prices of Webster's common stock on the Nasdaq Stock Market's National Market Tier as of the dates specified, the per share closing prices of Maritime's common stock on the over-the-counter bulletin board as of the dates specified and the pro forma equivalent market value of Webster's common stock to be issued for Maritime's common stock in the merger. For more information about the stock prices and dividends of Webster and Maritime, see "MARKET PRICES AND DIVIDENDS."

                                                                                                     Maritime's
                                                       Last Reported Sale Price                     common stock
                                                       ------------------------                        Pro Forma
Date                                             Webster's              Maritime's                Equivalent Market
                                                common stock           common stock                     Value   (a)
                                                ------------           ------------               -----------------
November 3, 1998 (b)....................            $24.94                 $20.00                      $ *
_________ __, 1999 (c)..................              *                     *                            *

----------
(a) Determined by multiplying the respective closing prices of Webster's common stock by the exchange ratio calculated based on the average of the daily closing prices per share of Webster's common stock for the 15 consecutive trading days on which shares of Webster's common stock were actually traded prior to ________ __, 1999 (the most recent practicable date prior to the date of this Proxy Statement/Prospectus). See "THE MERGER -- Exchange Ratio."

(b) Last trading date prior to announcement of the execution of the merger agreement.

(c) The most recent practicable date prior to the date of this Proxy Statement/Prospectus.

     Maritime's shareholders are advised to obtain current market quotations for Webster's common stock. It is expected that the market price of Webster's common stock will fluctuate between the date of this Proxy Statement/Prospectus and the date on which the merger takes place. No assurance can be given as to the market price of Webster's common stock at the time of the merger.

----------
*    To be calculated subsequently

COMPARATIVE PER SHARE DATA

     The table below presents certain comparative selected historical per share data of Webster and Maritime, pro forma combined per share data for Webster and Maritime and equivalent pro forma per share data of Maritime. The financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the notes to those financial statements of Webster and Maritime. All financial data presented for Webster prior to December 31, 1997 has been restated to reflect the financial results of Eagle Financial Corp., which was acquired by Webster in April 1998. All per share data of Webster, Maritime and pro forma are presented on a fully diluted basis and have been adjusted retroactively to give effect to stock dividends. The pro forma data is not necessarily indicative of results which will be obtained on a combined basis.

                                                       At or for the Nine
                                                          Months Ended                 At or for the Year
                                                       September 30, 1998          Ended December 31, 1997
                                                       ------------------          -----------------------
Net Income per fully diluted Common Share:
  Webster -- historical                                    $   1.27                      $    1.07
  Maritime -- historical                                       0.88                           1.07
  Pro Forma Combined                                           1.27                           1.07
  Maritime Equivalent Pro Forma (a)                            *                              *

Cash Dividends per Common Share:
   Webster -- historical                                       0.32                           0.40
   Maritime -- historical                                      0.32                           0.32
   Pro Forma Combined                                          0.32                           0.40
   Maritime Equivalent Pro Forma (a)                           *                              *

Book Value per Common Share:
   Webster -- historical                                      14.91                          13.78
   Maritime -- historical                                     10.01                           9.24
   Pro Forma Combined                                         14.83                          13.68
   Maritime Equivalent Pro Forma (a)                           *                              *

----------
(a) Maritime equivalent pro forma per share amounts are calculated by multiplying the pro forma combined amounts by the exchange ratio calculated based on the average daily closing prices per share of Webster's common stock for the 15 consecutive trading days on which shares of Webster's common stock were actually traded prior to _______ __, 1999 (the most recent practicable date prior to the date of this Proxy Statement/Prospectus). See "THE MERGER -- Exchange Ratio."

----------
*    To be calculated subsequently

                        SUMMARY FINANCIAL AND OTHER DATA

     The tables below present summary historical financial and other data for Webster and Maritime as of the dates and for the periods indicated. This summary data is based upon and should be read in conjunction with Webster's historical consolidated financial statements and related notes that are incorporated by reference into this document and Maritime's historical financial statements and related notes that appear elsewhere in this document. For Webster's historical information, see "WHERE YOU CAN FIND MORE INFORMATION." For Maritime's historical information, see Appendix C and Appendix D to this document. The historical consolidated financial statements of Webster and the historical financial statements of Maritime for the periods ended September 30, 1998 and 1997 are unaudited. All adjustments necessary for a fair presentation of financial position and results of operations of interim periods have been included. All financial data presented for Webster prior to December 31, 1997 has been restated to reflect the financial results of Eagle Financial Corp., which was acquired by Webster in April 1998.

SELECTED CONSOLIDATED FINANCIAL DATA - WEBSTER
FINANCIAL CONDITION
  AND OTHER DATA - WEBSTER
      (DOLLARS IN THOUSANDS)             AT SEPTEMBER 30,                            AT DECEMBER 31,
                                         ----------------                            ---------------
                                         1998        1997        1997         1996        1995        1994           1993
                                         ----        ----        ----         ----        ----        ----           ----
Total assets........................  $ 9,163,686 $ 8,817,767 $ 9,095,887 $ 7,368,941 $ 6,479,567  $6,114,613  $5,054,572
Loans receivable, net...............    4,931,885   4,906,859   4,954,813   4,737,883   3,977,725   4,007,710   3,281,388
Investment securities...............    3,688,241   3,340,301   3,589,273   2,105,173   2,000,185   1,558,401   1,289,107
Intangible assets (a)...............       81,037      80,829      78,493      81,936      26,720      31,093      17,944
Deposits............................    5,621,371   5,650,442   5,719,030   5,826,264   5,060,822   5,044,336   4,163,757
Federal Home Loan Bank advances
   and other borrowings.............    2,654,126   2,422,275   2,549,597     957,835     834,557     613,791     452,755
Shareholders' equity................      565,916     494,016     517,262     472,824     460,791     364,112     327,676
Number of banking offices...........          104         114         114         120         109         108          91


OPERATING DATA - WEBSTER                     FOR THE
      (DOLLARS IN THOUSANDS)               NINE MONTHS
                                        ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------                  -------------------------------
                                         1998        1997        1997         1996        1995        1994          1993
                                         ----        ----        ----         ----        ----        ----          ----
Net interest income.................  $   182,691 $   187,043 $   251,050 $   222,118 $   188,646 $   182,100 $   153,428
Provision for loan losses...........        5,300      22,138      24,813      13,054       9,864       7,149       9,886
Noninterest income..................       53,530      30,077      42,264      52,009      33,316      21,378      24,052
Noninterest expenses:

   Acquisition related expenses.....       17,400      29,792      29,792         500       4,271         700          --
   Other noninterest expenses.......      136,891     129,535     171,871     173,977     142,592     140,260     112,502
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total noninterest expenses.....      154,291     159,327     201,663     174,477     146,863     140,960     112,502
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Income before income taxes..........       76,630      35,655      66,838      86,596      65,235      55,369      55,092
Income taxes........................       27,426      13,814      25,725      32,602      23,868      17,958      23,672
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net income before cumulative
   change ..........................       49,204      21,841      41,113      53,994      41,367      37,411      31,420
Cumulative change (b)...............           --          --          --          --          --          97       6,408
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net income..........................       49,204      21,841      41,113      53,994      41,367      37,508      37,828
Preferred stock dividends...........           --          --          --       1,149       1,296       1,716       2,653
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Income available to common
   shareholders.....................  $    49,204 $    21,841 $    41,113 $    52,845 $    40,071 $    35,792 $    35,175
                                      =========== =========== =========== =========== =========== =========== ===========

See footnotes on the following page

SIGNIFICANT STATISTICAL DATA - WEBSTER
                                           AT OR FOR THE
                                            NINE MONTHS
                                          ENDED SEPTEMBER 30,           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------           -------------------------------------
                                           1998       1997       1997        1996       1995        1994       1993
                                           ----       ----       ----        ----       ----        ----       ----
FOR THE PERIOD:
Net income per common share:
   Basic ..............................  $   1.30   $   0.58   $   1.10   $   1.44    $   1.18   $   1.16   $   1.02(c)
   Diluted ............................  $   1.27   $   0.56   $   1.07   $   1.36    $   1.12   $   1.09   $   0.95(c)
Dividends declared per common
   share ..............................  $   0.32   $   0.30   $   0.40   $   0.34    $   0.32   $   0.26   $   0.25
Return on average shareholders'
   equity .............................     12.44%      6.07%      8.44%     11.32%      10.05%     10.52%     11.66%(c)
Interest rate spread ..................      2.58%      3.05%      3.00%      3.12%       2.98%      3.23%      3.11%
Net interest margin ...................      2.76%      3.27%      3.19%      3.24%       3.14%      3.36%      3.25%
Noninterest expenses to average
   assets .............................      2.20%      2.65%      2.45%      2.42%       2.34%      2.45%      2.28%
Noninterest expenses (excluding
   foreclosed property, acquisition
   related, capital securities and
   preferred dividends of subsidiary
   corporation expenses) to average
   assets .............................      1.74%      1.97%      2.40%      2.35%       2.22%      2.24%      2.01%


AT END OF PERIOD:
Diluted weighted average shares (000's)    38,650     37,698     38,473     39,560      36,797     34,533     32,161
Book value per common share ...........  $  14.91   $  13.26   $  13.78   $  12.73    $  12.24   $  10.96   $  10.58
Tangible book value per common
   share ..............................  $  12.78   $  11.09   $  11.69   $  10.48    $  11.50   $   9.98   $   9.95
Shareholders' equity to total assets ..      6.18%      5.61%      5.69%      6.42%       7.11%      5.95%      6.48%

----------
(a) The increase in the core deposit intangible in 1996 is a result of certain assets and liabilities purchased in the Shawmut Bank Connecticut National Association (now Fleet National Bank of Connecticut) acquisition.

(b) Reflects cumulative change in method of accounting for income taxes adopted by Webster in 1993 in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109.

(c) Does not give effect to $6.4 million of additional income in 1993 resulting from the cumulative change of Webster's adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. Giving effect to such cumulative change, (i) net income per common share for 1993 was $2.42 on a primary basis and $2.30 on a fully diluted basis; (ii) return on average assets for 1993 was 0.77%; and (iii) return on average shareholders' equity for 1993 was 12.92%.

SELECTED FINANCIAL DATA - MARITIME

FINANCIAL CONDITION
  AND OTHER DATA - MARITIME                AT SEPTEMBER 30,                      AT DECEMBER 31,
                                       -----------------------  ---------------------------------------------------------
       (DOLLARS IN THOUSANDS)             1998         1997         1997       1996       1995     1994           1993
                                          ----         ----         ----       ----       ----     ----           ----
Total assets .......................    $103,663    $ 80,534    $ 83,064    $ 69,911    $ 56,383    $ 43,295    $ 40,456
Loans, net .........................      68,384      51,435      56,077      44,432      37,459      32,322      27,231
Investments in available-for-sale
   securities (at fair value) ......      24,157      21,038      19,950      17,432      12,434       6,969       8,905
Total deposits .....................      91,174      71,893      72,311      63,847      50,840      38,480      36,093
Total stockholders' equity .........       7,060       6,323       6,516       5,864       5,282       4,548       4,284
Number of banking offices ..........           3           3           3           3           2           1           1

OPERATING DATA - MARITIME                 FOR THE NINE MONTHS
       (DOLLARS IN THOUSANDS)              ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                          --------------------                  -------------------------------
                                         1998         1997       1997       1996       1995       1994          1993
                                         ----         ----       ----       ----       ----       ----          ----
Total interest and dividend income ..    $ 5,480    $ 4,443    $ 6,054    $ 4,817     $ 4,098     $ 3,062     $ 2,350
Total interest expense ..............      2,226      1,691      2,283      1,759       1,438         932         834
                                         -------    -------    -------    -------     -------     -------     -------
Net interest and dividend income ....      3,254      2,752      3,771      3,058       2,660       2,130       1,516
Provision for loan losses ...........        255        180        240        160         125          90         205
                                         -------    -------    -------    -------     -------     -------     -------
Net interest and dividend income
    after provision for loan losses .      2,999      2,572      3,531      2,898       2,535       2,040       1,311
Total other income ..................        331        223        332        268         199         199         201
Securities gains (losses), net ......         12       --            2        (36)        (34)        (14)        (14)
Total expenses ......................      2,204      1,869      2,526      2,017       1,687       1,307       1,111
                                         -------    -------    -------    -------     -------     -------     -------
   Income before income taxes .......      1,138        926      1,339      1,113       1,013         918         387
Income taxes ........................        458        377        538        454         431         373         164
                                         -------    -------    -------    -------     -------     -------     -------
Net income before cumulative change .        680        549        801        659         582         545         223
Cumulative change (a) ...............        --         --         --         --          --          --          383
                                         -------    -------    -------    -------     -------     -------     -------
     Net income .....................    $   680    $   549    $   801    $   659     $   582     $   545     $   606
                                         =======    =======    =======    =======     =======     =======     =======

SIGNIFICANT STATISTICAL DATA - MARITIME
                                          AT OR FOR THE NINE MONTHS
                                              ENDED SEPTEMBER 30,             AT OR FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------             -------------------------------------
                                             1998       1997           1997       1996        1995      1994           1993
                                             ----       ----           ----       ----        ----      ----           ----
FOR THE PERIOD:
Net earnings per common share (b) .......  $  0.96    $  0.78        $  1.14    $  0.95    $  0.84    $  0.79    $  0.32(c)
Net earnings per common share,
   assuming dilution (b) ................  $  0.88    $  0.74        $  1.07    $  0.91    $  0.81    $  0.79    $  0.32(c)
Cash dividends declared (b) .............  $  0.33    $  0.23        $  0.32    $  0.23    $  0.15    $  0.03    $    --
Dividend payout ratio ...................     0.34%      0.29%          0.28%      0.24%      0.19%      0.04%        --%
Risk based capital ratio ................    10.97%     12.99%         12.93%     13.33%     13.79%     16.00%     17.03%
Loan loss reserve / loans ...............     1.44%      1.37%          1.33%      1.64%      1.60%      1.67%      1.66%
Nonperforming assets / total assets .....     0.15%      0.59%          0.30%      0.17%      0.10%      0.43%        --%

Net interest margin .....................     4.88%      5.15%          5.20%      5.40%      5.70%      5.52%      4.83%
Return on average assets ................     0.96%      0.96%          1.04%      1.08%      1.15%      1.30%      0.64(c)
Return on average equity ................    13.31%     12.05%         12.97%     11.89%     11.77%     12.27%      5.67%(c)

AT END OF PERIOD:
Diluted weighted average  (000's) .......      773        747            750        728        721        694        694
Book value per common share (b) .........  $ 10.01    $  8.97        $  9.24    $  8.37    $  7.61    $  6.55    $  6.17
Stockholders' equity to total assets ....     6.81%      7.85%          7.84%      8.39%      9.37%     10.50%     10.59%

----------
(a) Reflects cumulative change in method of accounting for income taxes adopted by Maritime in 1993 in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109.

(b) Reflects three-for-two stock split in August 1998.

(c) Does not give effect to $383,000 of additional income in 1993 resulting from the cumulative change of Maritime's adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. Giving effect to such cumulative change, (i) net income per common share for 1993 was $.87 on a primary basis and $.87 on a fully diluted basis; (ii) return on average assets for 1993 was 1.74%; and (iii) return on average shareholders' equity for 1993 was 15.40%.

                               SHAREHOLDER MEETING

MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING

     This Proxy Statement/Prospectus is first being mailed to the holders of Maritime's common stock on or about ____________ ___, 1999, and is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Maritime Board of Directors for use at the special meeting of Maritime's shareholders. The shareholder meeting is scheduled to be held on __________ ___, 1999, at ___ _.m., at Maritime's main headquarters, 130 Westbrook Road, Essex, Connecticut. At the shareholder meeting, the holders of Maritime's common stock will consider and vote upon: (i) the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (ii) any other business that properly comes before the shareholder meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

RECORD DATE AND VOTING

     The Maritime Board of Directors has fixed the close of business on ____________ ___, 1999 as the record date for determining the Maritime shareholders entitled to receive notice of and to vote at the shareholder meeting. Only holders of record of Maritime's common stock at the close of business on that day will be entitled to vote at the shareholder meeting or at any adjournment or postponement of the meeting. At the close of business on ______ ___, 1999, there were _____ shares of Maritime's common stock outstanding and that are entitled to vote at the shareholder meeting, held by approximately _____ shareholders of record. Maritime is not authorized to issue preferred stock.

     Each holder of Maritime's common stock on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the shareholder meeting or at any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of the voting power of Maritime's common stock issued and outstanding and entitled to be voted at the shareholder meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the shareholder meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Maritime's common stock entitled to be voted at the shareholder meeting, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

     If a quorum is not obtained, or if fewer shares of Maritime's common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the shareholder meeting will be adjourned to allow additional time for obtaining additional proxies. In such event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement. In the absence of a quorum, an officer entitled to preside at or act as secretary of the shareholder meeting will have the power to adjourn the meeting until a quorum is present. If a quorum is obtained, an adjournment of the meeting will be approved if the votes cast favoring adjournment exceed the votes cast opposing adjournment.

     If your proxy card is properly executed and received by Maritime in time to be voted at the shareholder meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

     The Maritime Board of Directors is not aware of any matters other than the proposal to approve the merger agreement and the merger (or a proposal to adjourn or postpone the shareholder meeting as necessary) that may properly come before the shareholder meeting. If any other matters properly come before the shareholder meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters as determined by a majority of the Maritime Board of Directors.

         YOU SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. IF THE MERGER TAKES PLACE, MARITIME STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS THAT WILL BE SENT TO YOU BY WEBSTER'S EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.

REQUIRED VOTE; REVOCABILITY OF PROXIES

     The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Maritime's common stock entitled to be voted at the shareholder meeting is required in order to approve and adopt the merger agreement, the merger of Maritime into Webster Bank and the other transactions contemplated by the merger agreement.

     THE REQUIRED VOTE OF MARITIME'S SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES OF MARITIME'S COMMON STOCK AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. IF YOU DO NOT SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SHAREHOLDER MEETING, OR IF YOU ABSTAIN FROM VOTING, YOU EFFECTIVELY ARE VOTING "AGAINST" THE MERGER AGREEMENT AND THE MERGER.

     All of the directors and executive officers of Maritime beneficially owned as of _____ __, 1999 a total of _____ shares of Maritime's common stock (excluding all options to purchase shares of Maritime common stock), which was approximately ___% of the outstanding shares of Maritime's common stock on that date. All of the directors (including the officer who serves as the Chief Executive Officer and President of Maritime) have entered into a stockholder agreement with Webster, in which they each agreed, among other things, to certain transfer restrictions and to vote all shares of Maritime's common stock that they have the right to vote (whether owned as of the date of the stockholder agreement or acquired after that date) in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and against any third party merger proposal. No separate consideration was paid to any of the directors for entering into the stockholder agreement. Webster required that the stockholder agreement be executed as a condition to Webster entering into the merger agreement.

     If you submit a proxy card, attending the shareholder meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by (i) delivering to Nicholas Lewitz, Jr., Secretary of Maritime Bank & Trust Company, 130 Westbrook Road, Essex, Connecticut 06426-1149, a written notice of revocation before the shareholder meeting, (ii) delivering to Maritime a duly executed proxy bearing a later date before the shareholder meeting, or (iii) attending the shareholder meeting and voting in person.

     Maritime and Webster are not obligated to complete the merger unless, among other things, the merger agreement and the merger are approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Maritime's common stock entitled to vote. For a description of the conditions to the merger, see "THE MERGER -- Conditions to the Merger."

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of Maritime may solicit proxies for the shareholder meeting from shareholders personally or by telephone or telegram without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by Maritime. In addition, Maritime has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in proxy solicitation for the shareholder meeting. The fee to be paid to that firm is $________, plus reasonable out-of-pocket expenses. The fee will be paid by Webster. Maritime also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so.

                                   THE MERGER

     The information in this Section is qualified in its entirety by reference to the full text of the merger agreement (including each of its exhibits), the option agreement and the stockholder agreement, all of which are incorporated herein by reference and the material features of which are described in this Proxy Statement/Prospectus. A copy of the merger agreement (including each of its exhibits) and the other documents described in this Proxy Statement/Prospectus will be provided to you promptly without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone
(203) 578-2399.

THE PARTIES

     The merger agreement was entered into by Webster, Webster Bank and Maritime. Under the merger agreement, Webster will acquire Maritime through the merger of Maritime into Webster Bank, a wholly-owned subsidiary of Webster.

     WEBSTER. Webster is a Delaware corporation and the holding company of Webster Bank, Webster's wholly owned federal savings bank subsidiary. Both Webster and Webster Bank are headquartered in Waterbury, Connecticut. Webster Bank can be found on the Internet at http://www.websterbank.com. Deposits at Webster Bank are insured by the Federal Deposit Insurance Corporation. Through Webster Bank, Webster currently serves customers from over 100 banking offices, three commercial banking centers and more than 174 ATMs located in Hartford, New Haven, Fairfield, Litchfield and Middlesex Counties in Connecticut, in addition to telephone banking, video banking and PC banking. Webster's mission is to help individuals, families and businesses achieve their financial goals. Webster emphasizes five business lines -- consumer banking, business banking, mortgage banking, trust and investment services and insurance services -- each supported by centralized administration and operations. Through a number of recent acquisitions of other financial service firms, including banks and thrifts, a trust company and an insurance firm, Webster has established a leading position in the banking and trust and investment services market in Connecticut.

     On November 11, 1998, Webster announced that it had signed a definitive merger agreement to acquire Village Bancorp, Inc., the holding company of The Village Bank & Trust Company. At September 30, 1998, Village had total consolidated assets of $230.2 million, total deposits of $210.8 million, and shareholders' equity of $17.2 million. The Village transaction will be accounted for as a purchase.

     At September 30, 1998, Webster had total consolidated assets of $9.2 billion, total deposits of $5.6 billion, and shareholders' equity of $565.9 million or 6.2% of total assets. Webster's consolidated financial statements as of September 30, 1998 include Eagle Financial Corp., which was acquired by

Webster on April 15, 1998. At September 30, 1998, Webster had loans receivable, net of $4.9 billion, which included $3.8 billion in residential mortgage loans, $386.1 million in commercial real estate loans, $314.9 million in commercial and industrial loans and $494.5 million in consumer loans (consisting primarily of home equity loans). At September 30, 1998, nonaccrual loans and other real estate owned were $35.7 million. At that date, Webster's allowance for loan losses was $57.0 million, or 192.7% of nonaccrual loans, and its total allowance for loan and other real estate owned losses was $57.3 million, or 160.4% of nonaccrual loans and other real estate owned. For additional information about Webster that is incorporated by reference into this document, see "WHERE YOU CAN FIND MORE INFORMATION."

     Webster, as a savings and loan holding company, is regulated by the Office of Thrift Supervision. Webster Bank, as a federal savings bank, also is regulated by the Office of Thrift Supervision and by the Federal Deposit Insurance Corporation as to certain matters.

     MARITIME. Maritime is a Connecticut-chartered commercial bank headquartered in Essex, Connecticut. Deposits at Maritime are insured by the Federal Deposit
Insurance Corporation. Maritime is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential real estate loans, and in consumer and small business loans. Maritime currently serves customers from three banking offices located in Middlesex and New London Counties, Connecticut.

     At September 30, 1998, Maritime had total consolidated assets of $103.7 million, total deposits of $91.2 million, and stockholders' equity of $7.1 million, or 6.8% of total assets. At September 30, 1998, Maritime had loans receivable, net of $68.4 million, which included $27.5 million in residential real estate loans, $17.5 million in commercial real estate loans, $12.8 million in commercial loans and $11.7 million in home equity credit lines and consumer installment loans. At September 30, 1998, nonperforming loans were $158,471. At that date, Maritime's allowance for loan losses was $1.0 million, or 632% of nonperforming loans. For additional information about Maritime, see "INFORMATION ABOUT MARITIME," Appendix C and Appendix D.

     Maritime, as a Connecticut-chartered commercial bank, is regulated by the Connecticut Commissioner of Banking and by the Federal Deposit Insurance Corporation.

BACKGROUND OF THE MERGER

     Maritime was incorporated in 1991 as a Connecticut-chartered commercial bank headquartered in Essex, Connecticut. The Board of Directors and management of Maritime periodically have reviewed the objectives of Maritime and various strategic alternatives available to Maritime. These reviews involved evaluation of Maritime's existing franchise and opportunities to enhance shareholder value through expansion. Maritime has considered and pursued various expansion opportunities, including establishing branch offices in Old Lyme and Old Saybrook, Connecticut.

     More recently, the Maritime Board of Directors became concerned about Maritime's ability to enhance shareholder value because of consolidation in the banking industry and Maritime's need to raise capital to fund further significant expansion. In the summer of 1998, the Maritime Board of Directors decided to pursue determining the value of the Maritime franchise from a merger and acquisition perspective, as compared to remaining independent. Maritime engaged Ostrowski & Company, Inc. as its financial advisor to assist in that evaluation.

     In September 1998, Ostrowski & Company, Inc. compiled a package of relevant materials about Maritime. Four of the 11 banks Ostrowski & Company, Inc. contacted requested the package. Three banks responded with proposals after receiving the package. Maritime's Board of Directors decided to pursue further negotiations with Webster principally because its proposal contained the highest offer.

     Over the next three weeks, Webster performed a detailed due diligence investigation of Maritime, including an examination of the books and records of Maritime and meetings with management officials. Maritime also performed certain due diligence activities regarding Webster. Upon completion of the due diligence, the Maritime Board asked Webster to finalize its proposal in the form of a definitive agreement. The parties then negotiated concerning the definitive agreement's final terms. On October 15, October 30 and November 2, Maritime's Board met and considered Webster's offer and Maritime's strategic alternatives. Those negotiations and considerations continued through November 3, 1998. On that date, the Maritime Board of Directors approved the definitive merger agreement and the merger.

RECOMMENDATION OF THE MARITIME BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Board of Directors of Maritime has approved the merger agreement and has determined that the merger is fair to and in the best interests of Maritime and its shareholders. THE MARITIME BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF MARITIME'S COMMON STOCK VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE merger. The Maritime Board of Directors believes that the merger will enable holders of Maritime's common stock to realize increased value due to the premium over market price, net income per share and book value per share of Maritime's common stock. The Board also believes that the merger may enable Maritime shareholders to participate in opportunities for appreciation of Webster's common stock. See "-- Opinion of Maritime Financial Advisor" below. In reaching its decision to approve the merger agreement, the Board consulted with its outside counsel regarding the legal terms of the merger and the Board's fiduciary obligations in its consideration of the proposed merger, its financial advisor, Ostrowski & Company, Inc. regarding the financial aspects and fairness of the proposed merger agreement, as well as with management of Maritime and, without assigning any relative or specific weight, considered the following, which are all of the material factors considered, both from a short-term and long-term perspective:

o The Maritime Board's familiarity with, and review of, the business, financial condition, results of operations and prospects of Maritime, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated with the merger;

o The current and prospective environment in which Maritime operates, including national and local economic conditions, the highly competitive environment for financial institutions generally, the increased regulatory burden on financial institutions, and the trend toward consolidation in the financial services industry;

o The potential appreciation in market and book value of Maritime's common stock on both a short- and long-term basis, as a stand alone entity;

o    The proposals of the two other interested parties;

o Information concerning the business, financial condition, results of operations, asset quality and prospects of Webster including the long-term growth potential of Webster's common stock, the future growth prospects of Webster, combined with Maritime following the proposed merger, and the potential synergies expected from the merger and the business risks associated with the merger;

o The fact that the exchange of Webster's common stock for Maritime's common stock can be effected on a tax-free basis for Maritime shareholders, and the potential for appreciation and growth for the market and book value of Webster's common stock following the proposed merger;

o The oral presentation of Ostrowski & Company that the terms of the merger agreement are fair to the holders of Maritime's common stock from a financial point of view (see "-- Opinion of Maritime's Financial Advisor");

o The advantages and disadvantages of Maritime remaining aabn independent institution or affiliating with a larger institution;

o The short- and long-term interests of Maritime and its shareholders, the interests of the employees, customers, creditors and suppliers of Maritime, and the interests of the Maritime community that could be served to advantage by an appropriate affiliation with a larger institution with increased economies of scale, and with a greater capacity to serve all of the banking needs of the community; and

o The compatibility with respect to businesses and management philosophies of Maritime and Webster and Webster's strong commitment to the communities it serves.

     On the basis of these considerations, the merger agreement was approved, and the Board of Directors recommends that the shareholders vote for the approval of the merger agreement and the merger.

PURPOSE AND EFFECTS OF THE MERGER

     The purpose of the merger is to enable Webster to acquire the assets and business of Maritime. After the merger, it is anticipated that Maritime's three branch banking offices will remain open and will be operated as banking offices of Webster Bank.

     The merger will result in an expansion of Webster Bank's primary market area to include Maritime's banking offices in Middlesex County, where Webster currently operates banking offices, and New London County, Connecticut, where Webster currently does not have any offices. Webster expects to achieve reductions in the current operating expenses of Maritime upon the consolidation of Maritime's operations into Webster Bank. Upon completion of the merger, the issued and outstanding shares of Maritime's common stock automatically will be converted into Webster's common stock based on a 15 day closing average market price of Webster's common stock. See "-- Exchange Ratio."

STRUCTURE

     The merger will occur through the merger of Maritime into Webster Bank, with Webster Bank the surviving bank. When the merger takes place, except as discussed below, each outstanding share of Maritime's common stock will be converted into the equivalent of $26.67 of Webster's common stock, subject to adjustment, plus cash to be paid instead of fractional shares. Shares held as treasury stock or held directly or indirectly by Maritime, Webster or any of Webster's subsidiaries (other than trust account shares and shares related to a previously contracted debt) shall be canceled. Dissenting shares will not be automatically converted. See "--Dissenters' Appraisal Rights."

     We expect that the merger will take place in the second quarter of 1999, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire. If the merger does not take place by September 30, 1999, the merger agreement may be terminated unless Maritime and Webster both agree to extend it.

     The merger agreement permits Webster to modify the structure of the transactions contemplated by and described in the merger agreement so long as
(i) there are no material adverse federal income tax consequences to Maritime's shareholders as a result of the modification, (ii) the consideration to be paid to Maritime's shareholders under the merger agreement is not changed or reduced in amount, and (iii) the modification will not be reasonably likely to delay materially or jeopardize receipt of any required regulatory approvals. Webster presently has no intent to modify the structure.

EXCHANGE RATIO

     The merger agreement provides that at the effective time of the merger, except as discussed below, each outstanding share of Maritime's common stock automatically will be converted into the equivalent of $26.67 of Webster's common stock, based on a 15 day average closing market price of Webster's common stock. Shares held as treasury stock and shares held directly or indirectly by Maritime, Webster or any of Webster's subsidiaries (other than trust account shares and shares related to a previously contracted debt) will be canceled. Dissenting shares will not be converted into the right to receive shares of Webster's common stock unless and until Maritime shareholders who dissent fail to perfect or effectively withdraw or lose their right of payment under applicable law. See "--Dissenters' Appraisal Rights" and Appendix B.

     The exchange ratio for the conversion of Maritime's common stock into Webster's common stock will be determined by dividing $26.67 by a 15 day average closing market price of Webster's common stock, computed to three decimal places. The 15 day average will be the average of the daily closing prices per share for Webster's common stock for the 15 consecutive trading days during which Webster's common stock is actually traded as reported on the Nasdaq Stock Market's National Market Tier ending on the day before the receipt of the last required federal bank regulatory approval or waiver required for the merger. Nonetheless, if the 15 day average price is greater than $24.45, the exchange ratio will be 1.091. If the 15 day average price is less than $17.50, the exchange ratio will be 1.524 unless Maritime gives notice to Webster of its intention to terminate the merger agreement. If Maritime takes this action, Webster can decide that the exchange ratio will be determined by dividing $26.67 by the 15 day average price, computed to three decimal places, and the merger agreement will remain in effect. In summary, you will receive $26.67 worth of Webster's common stock unless the 15 day average price is greater than $24.45, in which case the exchange ratio will be one share of Maritime's common stock for 1.091 shares of Webster's common stock.

     For example, based on the $____ average of the daily closing prices per share for Webster's common stock for the 15 consecutive trading days on which shares of Webster's common stock were actually traded prior to __________ ___, 1999 (the most recent practicable date prior to the date of this Proxy
Statement/ Prospectus), the exchange ratio would be ______. Based on the ____ shares of Maritime's common stock outstanding on ____________ ___, 1999 and an exchange ratio of ______, Webster would issue up to ______ shares of Webster's common stock to Maritime shareholders in the merger, plus cash instead of fractional shares. These numbers do not reflect the additional shares of Webster's common stock to be issued in the event of the exercise prior to the merger of the ______ existing options to purchase Maritime's common stock.

     Because the market price of Webster's common stock is subject to fluctuation, the exchange ratio may materially increase or decrease prior to the merger. No assurance can be given as to the market price of Webster's common stock at the time of the merger. Such variance would not alter the obligation of Webster or Maritime to consummate the merger, except as provided above.

     Certificates for fractions of shares of Webster's common stock will not be issued. Under the merger agreement, instead of a fractional share of Webster's common stock, a Maritime shareholder will be entitled to receive an amount of cash equal to (i) the fraction of a share of Webster's common stock to which such shareholder would otherwise be entitled multiplied by (ii) the average of the daily closing prices per share for Webster's common stock for the 15 consecutive trading days on which shares of Webster's common stock are actually traded (as reported on the Nasdaq Stock Market's National Market Tier) ending on the third trading day preceding the closing date of the merger. After the merger takes place, no holder of Maritime's common stock will be entitled to any dividends or any other rights in respect of any such fraction. In this document, we use the term "Purchase Price" to refer to the total number of shares of Webster's common stock and any cash to be paid instead of a fraction of a share of Webster's common stock payable to each holder of Maritime's common stock.

     The conversion of Maritime's common stock into shares of Webster's common stock at the exchange ratio will occur automatically upon the merger. Pursuant to the merger agreement, after the effective time of the merger, Webster will cause its exchange agent to pay the Purchase Price to each Maritime shareholder who surrenders the certificate or certificates representing such shares to the exchange agent, together with a properly executed letter of transmittal.

     As soon as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal and instructions for use in surrendering certificates to each shareholder who held Maritime's common stock immediately before the effective time. Webster will deposit with the exchange agent certificates representing the total number of shares of Webster's common stock to be issued to Maritime shareholders, along with the cash to be paid instead of fractional shares. The exchange agent will not be obligated to deliver the Purchase Price to any shareholder until the holder surrenders the certificate(s) representing the shares of Maritime's common stock for exchange, or, if not available, an appropriate affidavit of loss and indemnity agreement and/or a bond that may be required by Webster. No dividends or distributions on Webster's common stock payable to any shareholder will be paid until the shareholder surrenders the certificate(s) representing the shares of Maritime's common stock for exchange. No interest will be paid or accrued to Maritime shareholders on cash instead of fractional shares or unpaid dividends and distributions, if any.

     If any certificate representing shares of Webster's common stock is to be issued in a name other than that in which the certificate for such shares surrendered in exchange is registered, it shall be a condition of such issuance that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either (i) pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate to a person other than the registered holder of the certificate surrendered or (ii) establish to the satisfaction of the exchange agent that such tax has been paid or is not payable. After the close of business of the day before the merger takes place, there will be no transfers on Maritime's stock transfer books of shares of Maritime's common stock, and any such shares presented to the exchange agent after the merger takes place will be canceled and exchanged for the Purchase Price.

     Any portion of the Purchase Price made available to the exchange agent that remains unclaimed by Maritime shareholders for six months after the effective time of the merger will be returned to Webster. Any Maritime shareholder who has not exchanged shares of Maritime's common stock for the Purchase Price in accordance with the merger agreement before that time may look only to Webster for payment of the Purchase Price for such shares and any unpaid dividends or distributions after that time. Nonetheless, Webster, Maritime, the exchange agent or any other person will not be liable to any Maritime shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     STOCK CERTIFICATES FOR SHARES OF MARITIME'S COMMON STOCK SHOULD NOT BE RETURNED TO MARITIME WITH THE ENCLOSED PROXY CARD AND SHOULD ONLY BE FORWARDED TO THE EXCHANGE AGENT AFTER RECEIPT OF THE LETTER OF TRANSMITTAL.

OPTIONS

     As of _______ __, 1999, there were outstanding options to purchase _____ shares of Maritime's common stock at an average exercise price of $___ per share. Under the merger agreement, shares of Maritime's common stock issued prior to when the merger takes place upon the exercise of outstanding Maritime options also will be converted into Webster's common stock at the exchange ratio. Each Maritime option that is not exercised immediately prior to the effective time of the merger automatically will be converted into an option to purchase shares of Webster's common stock, with adjustment in the number of shares and exercise price to reflect the exchange ratio. The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986. The duration and other terms of the Maritime options will otherwise be unchanged.

REGULATORY APPROVALS

     For the merger of Maritime and Webster Bank to take place, we must receive approvals of the Office of Thrift Supervision (the "OTS") and the Connecticut Commissioner of Banking. In this section, we refer to these approvals as the "Required Regulatory Approvals." Webster, Webster Bank and Maritime have agreed to use their best efforts to obtain the Required Regulatory Approvals.

     Webster Bank will file with the OTS an application for approval of the merger. The merger is subject to the approval of the OTS under the Home Owners' Loan Act of 1933, the Bank Merger Act provisions of the Federal Deposit Insurance Act and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions, and the effect of the contemplated transactions on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977 (the "CRA") also requires that the OTS, in deciding whether to approve the merger, assess the records of performance of Webster Bank and Maritime in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Webster Bank currently has an outstanding CRA rating from the OTS. Maritime currently has a satisfactory CRA rating from the Federal Deposit Insurance Corporation. The OTS regulations require publication of notice and an opportunity for public comment concerning the applications filed in connection with the merger, and authorize the OTS to hold informal and formal meetings in connection with the applications if the OTS, after reviewing the applications or other materials, determines it desirable to do so or receives a request for an informal meeting. Any such meeting or comments provided by third parties could prolong the period during which the merger is subject to review by the OTS. As of the date of this Proxy Statement/Prospectus, Webster is not aware of any protests, adverse comments or requests for a meeting filed with the OTS concerning the merger. The merger may not take place for a period of 15 to 30 days following OTS approval (the precise length of the period will be determined by the OTS in consultation with the Department of Justice), during which time the Department of Justice has authority to challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

     An acquisition statement will be filed with the Connecticut Commissioner of Banking in connection with Webster's acquisition of Maritime and the merger. In reviewing the acquisition statement, the Connecticut Commissioner will review and consider, among other things, whether the investment and lending policies of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, whether the services or proposed services of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, the competitive effects of the transaction, and the financial and managerial resources of Webster and Webster Bank. The Connecticut Commissioner also will review Webster Bank's record under the CRA. The Connecticut Commissioner may, at his discretion, hold a public hearing on the proposed transaction.

     Webster and Maritime are not aware of any other material governmental approvals that are required for the merger to take place that are not described above. If any other approval or action is required, we presently expect that we would seek such approval or take the necessary action.

     THE MERGER CANNOT TAKE PLACE WITHOUT THE REQUIRED REGULATORY APPROVALS, WHICH WE HAVE NOT RECEIVED YET. THERE IS NO ASSURANCE THAT WE WILL RECEIVE SUCH APPROVALS, AND IF WE DO, WHEN WE WILL RECEIVE THEM. ALSO, THERE IS NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, WHAT THE RESULT OF A CHALLENGE WOULD BE.

CONDITIONS TO THE MERGER

     Under the merger agreement, Webster and Maritime are not required to complete the merger unless the following conditions are satisfied: (i) the merger agreement is not terminated on or before the effective time of the merger; (ii) the merger agreement and the merger are approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Maritime's common stock entitled to vote at the shareholder meeting; (iii) the Webster common stock to be issued in the merger is authorized for quotation on the Nasdaq Stock Market's National Market Tier; (iv) all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals expire, and none of the regulatory approvals contains a non-customary condition that Webster reasonably considers to be burdensome or which alters the benefits for which Webster bargained in the merger agreement; (v) the registration statement filed with the SEC is effective and is not subject to a stop order or any threatened stop order; (vi) no injunction preventing the merger from taking place is in effect and completing the merger continues to be legal; and (vii) Webster receives a favorable tax opinion from Webster's counsel.

     Webster and Webster Bank are not required to complete the merger unless the following additional conditions are satisfied or waived: (i) the representations and warranties of Maritime contained in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger, except where the failure or failures to be true and correct would not have a material adverse effect on Maritime; (ii) Maritime performs in all material respects all covenants and agreements contained in the merger agreement to be performed by Maritime by the effective time; (iii) Maritime obtains the consents, approvals or waivers of other persons that are required in connection with the merger agreement or to permit the succession by the surviving bank under any lease or other agreement, except where the failure or failures to obtain such consents, approvals or waivers would not have a material adverse effect on the surviving bank; (iv) no proceeding initiated by any governmental entity seeking an injunction is pending; and (v) Webster receives certain legal opinions of Maritime's counsel and a comfort letter of Maritime's independent public accountants.

     Maritime is not required to complete the merger unless the following additional conditions are satisfied or waived: (i) the representations and warranties of Webster contained in the merger agreement are true and correct as of the date of the merger agreement and as of the effective time of the merger, except where the failure or failures to be true and correct would not have a material adverse effect on Webster; (ii) Webster and Webster Bank each performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it by the effective time; (iii) Webster and Webster Bank obtain the consents, approvals or waivers of other persons that are required in connection with the merger agreement under any lease or other agreement to which Webster or Webster Bank is a party or otherwise bound, except where the failure or failures to obtain such consents, approvals or waivers would not have a material adverse effect; and (iv) no proceeding initiated by any governmental entity seeking an injunction is pending.

CONDUCT OF BUSINESS PENDING THE MERGER

     The merger agreement contains various restrictions on the operations of Maritime prior to the effective time of the merger. In general, the merger agreement obligates Maritime to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with certain specific limitations on the lending activities and other operations of Maritime. The merger agreement prohibits Maritime from declaring any dividends or other distributions on its capital stock other than regular quarterly cash dividends on Maritime's common stock and splitting, combining or reclassifying any of its capital stock. Maritime may not issue or authorize or propose the issuance of any securities, other than the issuance of additional shares of Maritime's common stock upon the exercise or fulfillment of rights or options issued or existing under Maritime's stock option plan in accordance with their present terms or the option for 141,004 shares of Maritime's common stock held by Webster. Maritime generally may not repurchase shares of its capital stock. Also, under the terms of the merger agreement, Maritime may not amend its certificate of incorporation or bylaws, or change its methods of accounting in effect at December 31, 1997, except as required by changes in regulatory or generally accepted accounting principles. The merger agreement also restricts Maritime from increasing employee or director benefit arrangements or compensation (other than normal annual increases in pay for employees consistent with past practices), including the granting of stock options and entering into any new employment or severance agreements, or paying any bonuses.

THIRD PARTY PROPOSALS

     Under the merger agreement Maritime generally may not authorize or permit any of its officers, directors, employees or agents to solicit, initiate or encourage any inquiries relating to any third party takeover proposal or hold substantive discussions or negotiations regarding this kind of proposal. There is a similar prohibition on providing third parties with information that relates to this kind of inquiry or proposal, unless the Maritime Board of Directors, after receiving written advice of counsel, reasonably determines in the exercise of its fiduciary duty that this kind of information must be furnished.

EXPENSES; BREAKUP FEE

     The merger agreement generally provides for Webster and Maritime to pay their own expenses relating to the merger agreement, with Webster paying the filing and other fees paid to the SEC. However, if the merger agreement is terminated by Webster or Maritime as a result of a material breach of a representation, warranty, covenant or other agreement contained in the merger agreement by the other party, or if Webster terminates the merger agreement because Maritime (i) fails to hold the shareholder meeting on a timely basis,
(ii) fails to recommend to its  shareholders  approval of the merger  agreement,
(iii) fails to oppose any third party proposal that is inconsistent with the merger agreement, or (iv) violates the merger agreement's restriction on discussions and negotiations with third parties regarding acquisition transactions, the merger agreement provides for the non-terminating party to pay all reasonable expenses of the terminating party up to $100,000, plus a breakup fee of $350,000. If the merger agreement is terminated by Webster because Maritime fails to obtain the approval of its shareholders necessary to complete the merger, Webster is entitled to have all of its reasonable expenses up to $100,000 paid by Maritime. Certain events described above that would permit Webster to terminate the merger agreement would also constitute Preliminary Purchase Events under the option agreement. See "-- Option Agreement."

OPINION OF MARITIME'S FINANCIAL ADVISOR

     Maritime has retained Ostrowski & Company ("O&Co") as its financial advisor since 1995. O&Co currently is providing services to Maritime, including advice and assistance relating to the evaluation and execution of mergers and acquisitions pursuant to an engagement letter dated July 28, 1998. Maritime selected O&Co as its financial advisor on the basis of O&Co's in-depth knowledge of the bank and thrift industry and the qualifications, experience and reputation of its personnel in the banking and investment communities, as well as its experience in the valuation of bank and thrift institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

     As part of the advisory services described above, Maritime's Board of Directors requested O&Co's opinion as to the fairness, from a financial point of view, to the holders of Maritime's common stock of the terms of the merger agreement, dated November 3, 1998, among Webster, Webster Bank and Maritime. Pursuant to the terms of the merger agreement, Maritime will be acquired by Webster through the merger of Maritime into Webster Bank. The merger agreement generally provides that at the effective time of the merger, each outstanding share of Maritime's common stock will be converted into the equivalent of $26.67 of Webster's common stock. The exchange ratio for the conversion will be determined by dividing $26.67 by a 15 day average closing market price of Webster's common stock, computed to three decimal places. The 15 day average will be the average of the daily closing prices per share for Webster's common stock for the 15 consecutive trading days during which Webster's common stock is actually traded as reported on the Nasdaq Stock Market, Inc.'s National Market Tier ending on the day before the receipt of the last required federal bank regulatory approval or waiver required for the merger. Nonetheless, if the 15 day average price is greater than $24.45, the exchange ratio will be 1.091. If the 15 day average price is less than $17.50, the exchange ratio will be 1.524. Furthermore, if the 15 day average price is less than $17.50, Maritime may terminate the merger agreement unless Webster decides that the exchange ratio will be determined by dividing $26.67 by the 15 day average price, computed to three decimal places. For more information about the exchange of Maritime's common stock, see "-- Exchange Ratio."

     On November 3, 1998, O&Co orally delivered its opinion to Maritime's Board of Directors. The opinion concluded that as of such date, the terms of the merger agreement are fair, from a financial point of view, to Maritime's shareholders. There were no limitations imposed by Maritime on O&Co in connection with its rendering of the fairness opinion.

     THE FULL TEXT OF O&CO'S UPDATED FAIRNESS OPINION DATED ________ __, 1999 IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. THE DESCRIPTION OF THE FAIRNESS OPINION IN THIS
SECTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX A. HOLDERS OF MARITIME'S COMMON STOCK ARE URGED TO READ THE OPINION IN ITS ENTIRETY. The opinion describes the procedures followed, assumptions made, matters considered and qualifications of the review undertaken by O&Co in connection with the opinion. O&Co's opinion is directed solely to the fairness, from a financial point of view, of the terms of the merger agreement and does not constitute any recommendation to Maritime's Board of Directors or to the holders of Maritime's common stock with respect to any vote at the shareholder meeting.

     In connection with providing the fairness opinion, O&Co examined and relied upon, among other things: a draft of the merger agreement dated November 3, 1998; annual reports to shareholders, proxy statements and related audited financial statements for Maritime for each of the three fiscal years ended December 31, 1995, 1996 and 1997; certain unaudited interim financial reports for Maritime for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; certain other financial information for Maritime, including pro forma financial statements and management's estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital; annual reports to shareholders, proxy statements and related audited financial statements for Webster for each of the three fiscal years ended December 31, 1995, 1996 and 1997; unaudited interim financial reports for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; and certain other financial information for Webster, including pro forma financial statements and management's estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital. O&Co discussed historical financial performance and condition, market area economic conditions, future business prospects and financial forecasts with executive management of Maritime and Webster. O&Co also reviewed comparable financial, operating and market data for the banking industry and selected peer groups; compared the terms of the merger agreement with other bank and thrift merger and acquisition transactions; and considered such additional financial and other information that O&Co deemed relevant.

     In preparing its opinion, O&Co relied upon the accuracy, completeness and fair presentation of all information supplied or otherwise made available to O&Co by or on behalf of Maritime and Webster. O&Co has not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Maritime or Webster, nor was O&Co furnished any such evaluations or appraisals. With respect to forecasts of expected future financial performance, O&Co has been advised that they reflect the best currently available estimates and judgment of the executive management. O&Co's opinion is necessarily based upon the information available to it and the market, economic and other conditions, as they existed and could be evaluated, as of the date of the opinion.

     In connection with providing its fairness opinion to Maritime's Board of Directors, O&Co performed a variety of financial analyses. The following is a summary of the material terms of such analyses but it does not purport to be a complete description of O&Co's analyses or presentations to Maritime's Board of Directors. The preparation of a fairness opinion is a complex process involving subjective judgments and does not necessarily lend itself to partial analyses or summary description. O&Co believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying O&Co's opinion.

     In performing its analyses, O&Co made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which may be more or less favorable than actual results. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. No company or transaction utilized in O&Co's analyses was identical to Maritime or Webster or to the terms of the merger agreement. Because such estimates are inherently subject to uncertainty, O&Co assumes no responsibility for their accuracy.

Stock Trading History

     O&Co examined the quarterly trading price trends for banks and thrifts headquartered in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont that were similar to Maritime and Webster for the period beginning with the second quarter 1997 through the third quarter 1998. In this section, those states are referred to as the "Northeast" and the term "LTM" refers to latest twelve months. The comparable trading group established for Maritime was community banks with assets under $1 billion and the comparable trading group for Webster was large community thrifts with assets from $1 billion to $10 billion. From the second quarter 1997 through the third quarter 1998, the average quarterly price/earnings ratio for Northeast community bank stocks ranged from a low of 16.3 times LTM earnings for the second quarter 1997 and a high of 21.4 times LTM earnings for the first quarter 1998. For the third quarter

1998 the average was 17.2 times LTM earnings. The quarterly average of Northeast community bank stock prices measured as a percentage of book value for the same time period ranged from a low of 199% for the second quarter 1997 and a high of 264% for the first quarter 1998. The average for the third quarter 1998 was 210% of book value. At _____ ___, 1999, Maritime's directors and executive officers held approximately ___% of the outstanding shares of Maritime's common stock (excluding options to purchase shares of Maritime's common stock). Maritime's common stock is not listed on any exchange and trades infrequently. Although bid/ask prices are available for Maritime's common stock, its infrequent trading activity limits the comparability of trading market data for Maritime.

     Between the second quarter 1997 and the third quarter 1998, the quarterly average price/earnings ratio for Northeast large community thrift stocks ranged from a low of 15.6 times LTM earnings for the third quarter 1998 and a high of
22.4 times LTM earnings for the first quarter 1998. The average for the third quarter 1998 was 15.6 times LTM earnings. The lowest quarterly average for Northeast large community thrift stocks measured as a percentage of book value was 154% for the third quarter 1998; and the highest value of 225% was for the first quarter 1998. During the same time period, Webster traded at its lowest multiple of 14.6 times LTM earnings in the third quarter 1998 and its highest multiple of 31.2 times LTM earnings in the fourth quarter 1997. Measured as a percentage of book value, Webster traded at its lowest value of 170% of book value in the third quarter 1998 and its highest value of 248% of book value in both the fourth quarter 1997 and the first quarter 1998.

Contribution Analysis

     O&Co prepared a contribution analysis showing the percentage contributed by Maritime to the combined company on a pro forma basis of assets and deposits at September 30, 1998. This analysis showed that Maritime's shareholders would contribute 1.1 % of pro forma consolidated assets and 1.6% of pro forma consolidated deposits. Maritime's contribution to net income was considered based upon nine months ended September 30, 1998 results annualized for both companies adjusted for certain purchase accounting adjustments resulting from the transaction. Based on these assumptions, Maritime would contribute 1.3% to consolidated pro forma earnings and Maritime's shareholders would receive approximately 2.3% of the pro forma ownership of the combined company based on the number of outstanding shares of Webster's common stock as of September 30, 1998.

Comparable Company Analysis

     O&Co compared the financial condition and operating performance of Maritime with a peer group of Nasdaq and exchange-listed financial institutions with assets less than $150 million. Maritime reported a return on average assets of 1.08%, and return on average equity of 13.83%, based on six months ended June 30, 1998 results annualized, and an equity to assets ratio of 7.38% as of June 30, 1998. Based on trailing twelve months earnings through June 30, 1998, the peer group averaged a return on average assets of 1.05%; an average return on average equity of 8.68% and an average equity to assets ratio of 13.79% as of June 30, 1998. Maritime reported a slightly higher return on assets and return on equity and a lower equity to asset ratio than its peer group.

     O&Co compared the financial condition and operating performance of Webster with a peer group of Nasdaq and exchange-listed thrifts with assets between $5 billion and $15 billion. Based on June 30, 1998 financial data and operating data of twelve months ended June 30, 1998, Webster reported a return of average assets of 0.65%; a return on average equity of 12.08% and an equity to assets ratio of 5.97%; the peer group had an average return on average assets of 1.04%, an average return on average equity of 11.77% and an average equity to assets ratio of 8.52%. Webster reported operating performance and an equity to assets ratio below its peer group.

     O&Co also compared the trading performance of Webster with this peer group. On October 30, 1998, the closing price of Webster's common stock on the Nasdaq Stock Market, Inc.'s National Market Tier was $24.69, or 14.8 times earnings for the twelve months ended June 30, 1998 and 173% of reported June 30, 1998 book value, compared to the peer group averages for these same measures of 14.0 times trailing twelve months earnings for the twelve months ended June 30, 1998, and 173% of reported June 30, 1998 book value. Webster's trading performance was comparable to its peers on both an earnings multiple and book value basis.

Analysis of Selected Merger Transactions

     O&Co reviewed certain financial data for acquisitions of commercial banks and thrifts in the Northeast announced between January 1997 and September 1998. O&Co also reviewed acquisitions of commercial banks and thrifts in Connecticut between January 1997 and September 1998. O&Co calculated the average multiple of price to target's earnings for trailing 12 months, the average percentage of price to book value and the average premium (price in excess of reported equity) as a percentage of deposits, on a quarterly basis beginning January 1, 1997 through September 30, 1998. Comparisons were made for Maritime based on the proposed transaction to the averages for these calculations based on transactions announced in the third quarter 1998. Maritime comparisons are based on or for results annualized for nine months ended September 30, 1998 and an exchange value of $26.67 per share: (i) price as a multiple to earnings for Northeast banks 25.2 times, Northeast thrifts 27.6 times, and Connecticut transactions 25.2 times, compared with the value of the proposed transaction of
26.7 times Maritime's September 30, 1998 results annualized; (ii) price as a percentage of book value for Northeast banks of 312%, Northeast thrifts of 217%, and Connecticut transactions of 221%, compared with the value of the proposed transaction of 304% of Maritime's September 30, 1998 book value; (iii) premium as a percentage of deposits for Northeast banks of 25.5%, Northeast thrifts of 14.9%, and Connecticut transactions of 7.1%, compared with the value of the proposed transaction of a premium of 15.9% of Maritime's deposits.

Impact Analysis

     O&Co  analyzed  the  changes in the amount of  earnings  per share and book value for Maritime based upon nine months ended September 30, 1998 results annualized for both companies adjusted for certain purchase accounting adjustments . The analyses considered, among other things, the impact on diluted earnings per share and book value per share of Maritime's common stock outstanding at September 30, 1998 and the exercise of all outstanding options to purchase Maritime's common stock.

     The respective estimated equivalent 1998 annual earnings per equivalent share of Maritime's common stock was $1.82 or 68% higher than Maritime's estimated 1998 earnings per share; book value per equivalent share of Maritime's common stock was $16.26 or 85% higher than Maritime's book value per share as of September 30, 1998; and the annual cash dividends for each equivalent share of Maritime's common stock was $0.48. Maritime currently pays an annual cash dividend of $0.48 per share.

Discounted Cash Flow Analysis

     O&Co performed an analysis which estimated the future cash flows to Maritime's shareholders over a three year period under various circumstances, assuming Maritime performed in accordance with the earnings forecasts of its management. To approximate the terminal value of Maritime's common stock at the end of the three-year period, O&Co applied price to earnings multiples ranging from 16.0 times to 23.4 times, which resulted in values that equated to percentages of projected book value ranging from 261% to 380%. The terminal values were then discounted to present values using discount rates ranging from 10.0% to 17.5%, chosen to reflect assumptions regarding rates of return and risk premiums required by holders or prospective holders of Maritime's common stock. This analysis resulted in a range of present values per share of $19.23 to $34.98.

Remaining Independent Scenario

     O&Co discussed with Maritime's management and Board of Directors the various expenses associated with remaining as an independent company while achieving acceptable shareholder returns. In order to survive independently in a highly competitive market, Maritime would have to broaden its product and service offerings to attract and retain customers. This strategy would require a near-term investment in Maritime through the attraction and retention of additional qualified professionals and a substantial investment in technology. Moreover, the potential benefit of new products and services is long-term with no certainty as to the degree of success and Maritime's operating performance could suffer in the short-term with adverse implications to shareholder value.

Compensation of Financial Advisor

     Pursuant to the O&Co engagement letter, Maritime agreed to pay O&Co an advisory fee for advice and assistance in connection with the merger, including rendering a written opinion as to the fairness of the proposed transaction, from a financial point of view, to Maritime's shareholders. The advisory fee is to equal 1.5% of the value of the transaction, or approximately $325,000. Maritime has agreed to make interim payments to O&Co before the merger takes place which will be credited against the total advisory fee. Maritime will have made interim payments to O&Co totaling $55,000 as of the mailing of this Proxy Statement/Prospectus. In addition, Maritime has paid O&Co approximately $18,000 for general advisory services provided in 1997 and 1998. Pursuant to the O&Co engagement letter, Maritime also agreed to reimburse O&Co for its reasonable out-of-pocket expenses, including legal fees, incurred in connection with O&Co's engagement and to indemnify O&Co and its directors, officers, employees, agents and controlling persons against certain expenses and liabilities.

CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     In  the  merger  agreement,   Maritime  made  certain  representations  and
warranties to Webster and Webster Bank. The material representations and warranties of Maritime are the following: (i) the organization and good standing of Maritime; (ii) insurance of Maritime's deposit accounts by the Federal Deposit Insurance Corporation; (iii) capitalization; (iv) corporate power and authority; (v) the execution and delivery of the merger agreement, the bank merger agreement and the option agreement; (vi) consents and approvals required for the agreements and the merger; (vii) loan portfolio and reports; (viii) financial statements and books and records; (ix) broker's fees; (x) absence of any material adverse change in Maritime; (xi) legal proceedings; (xii) tax matters; (xiii) employee benefit plans; (xiv) certain contracts; (xv) certain regulatory matters; (xvi) state takeover laws and certificate of incorporation takeover provisions; (xvii) environmental matters; (xviii) loss reserves; (xix) properties and assets; (xx) insurance matters; (xxi) compliance with applicable laws; (xxii) loan information; (xxiii) affiliates and the stockholder agreement;
(xxiv) ownership of Webster's common stock; (xxv) receipt of the fairness opinion of Ostrowski & Company, Inc.; and (xxvi) Year 2000 compliance.

     In the merger agreement, Webster made certain representations and warranties to Maritime. The material representations and warranties of Webster are the following: (i) the organization and good standing of Webster and the chartering of Webster Bank; (ii) capitalization; (iii) corporate power and authority; (iv) the execution and delivery of the merger agreement, the option agreement and the bank merger agreement; (v) consents and approvals required for the agreements and the merger; (vi) reports; (vii) financial statements, exchange act filings and books and records; (viii) the absence of any material adverse change in Webster; (ix) ownership of Maritime's common stock; (x) employee benefit plans; (xi) certain regulatory matters; and
(xii) Year 2000 compliance.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be terminated by Webster or Maritime (as long as the terminating party is not in violation of the merger agreement) as summarized below:

          o    by mutual written consent of Webster and Maritime;

          o by Webster or Maritime if (a) 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator's request, unless action is taken during the 30 day period for a rehearing or to file an amended application; (b) the merger has not taken place on or before September 30, 1999; or (c) Maritime's shareholders do not approve the merger agreement;

          o by Webster, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Maritime, if the breach or breaches would have a material adverse effect on Maritime and the breach is not cured within 30 days after receiving notice of the breach;

          o by Maritime, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Webster, if the breach or breaches would have a material adverse effect on Webster and the breach is not cured within 30 days after receiving notice of the breach;

          o by Webster, if Maritime or its Board of Directors (a) fails to hold the shareholder meeting on a timely basis; (b) fails to recommend to Maritime's shareholders approval of the merger agreement and the merger; (c) fails to oppose any third party proposal that is inconsistent with the merger agreement; or (d) violates the merger agreement's restriction on inquiries, discussions, negotiations and providing information to third parties regarding acquisition transactions; and

          o by Maritime, if the average closing market price for a specified 15 day period is less than $17.50 unless Webster decides that the exchange ratio will be adjusted to equal the number obtained by dividing $26.67 by the 15 day average trading price, rounded to three decimal places.

     The merger agreement also permits, subject to applicable law, the Boards of Directors of Webster and Maritime to: (i) amend the merger agreement (except as provided below); (ii) extend the time for performance of any of the obligations or other acts of the other parties; (iii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or (iv) waive compliance with any of the agreements or conditions contained in the merger agreement. After approval of the merger agreement by Maritime's shareholders, no amendment of the merger agreement may be made without further shareholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to Maritime's shareholders under the merger agreement.

FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material federal income tax consequences of the merger. The summary is based on the Internal Revenue Code of 1986 (the "Code"), applicable U.S. Treasury regulations under the Code, administrative rulings and judicial authority, all as of the date of this Proxy Statement/Prospectus. All of the foregoing authorities are subject to change, and any such change could affect the continuing validity of this summary. The summary assumes that the holders of shares of Maritime's common stock hold such shares as a capital asset. The summary does not address the tax consequences that may be applicable to a particular Maritime shareholder subject to special tax rules, such as tax-exempt organizations, dealers in securities, financial institutions, insurance companies, non-United States persons, shareholders who acquired shares of Maritime's common stock pursuant to the exercise of options or otherwise as compensation or through a qualified retirement plan and shareholders who hold shares of Maritime's common stock as part of a "straddle," "hedge," or "conversion transaction." This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction.

     One of the conditions for the merger to take place is that Webster must receive an opinion from Hogan & Hartson L.L.P., Webster's special counsel, that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code. The opinion must be reasonably satisfactory to Maritime and Webster. The opinion of Hogan & Hartson L.L.P. will be based on the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, on the assumption that the merger takes place as described in the merger agreement, and on certain representations to be provided to Hogan & Hartson L.L.P. by Webster and Maritime that relate to the satisfaction of certain requirements to a reorganization within the meaning of Section 368(a) of the Code (including certain limitations on repurchases by Webster of shares of Webster's common stock to be issued upon the merger). Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in such opinion or that such positions will be upheld by the courts if challenged by the Internal Revenue Service. If this opinion is not received, or if the material tax consequences described in the opinion materially differ from the consequences stated below, we will not close the merger unless Maritime resolicits shareholders.

     If, as concluded in the opinion of counsel, the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then:

          (1) Except as discussed in (4) below with respect to cash received instead of a fractional share of Webster's common stock, a Maritime shareholder will recognize no gain or loss upon the exchange of Maritime's common stock for Webster's common stock pursuant to the merger.

          (2) The tax basis of Webster's common stock received by a Maritime shareholder in the merger will be the same as the shareholder's tax basis in Maritime's common stock surrendered in exchange therefor.

          (3) The holding period of Webster's common stock received by a Maritime shareholder in the merger will include the holding period of Maritime's common stock surrendered in exchange therefor (assuming Maritime's common stock was held as a capital asset).

          (4) The receipt by a Maritime shareholder of cash instead of fractional shares of Webster's common stock will be treated as if the fractional shares were distributed as part of the merger and then were redeemed by Webster. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

          (5) None of Webster, Webster Bank nor Maritime will recognize any gain or loss as a result of the merger.

     The shareholders of Maritime are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

     As described above (see "-- Options"), holders of options to purchase Maritime's common stock that are outstanding at the effective time of the merger will have their Maritime options converted into options to purchase shares of Webster's common stock. The assumption of the options by Webster should not be a taxable event and former holders of Maritime options who hold options to purchase Webster's common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their Maritime options.

     Holders of Maritime options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase transaction for accounting and financial reporting purposes.

RESALES OF WEBSTER'S COMMON STOCK RECEIVED IN THE MERGER

     Webster is registering the sale of the shares of its common stock to be issued in the merger under the Securities Act of 1933. The shares will be freely transferable under the Securities Act, except for shares received by Maritime shareholders who are deemed to be "affiliates" of Maritime before the merger or "affiliates" of Webster. These affiliates may only resell their shares pursuant to an effective registration statement under the Securities Act covering such shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act's registration requirements. This Proxy Statement/Prospectus does not cover any resales of Webster's common stock by Webster or Maritime affiliates. "Affiliates" will generally include individuals or entities who control, are controlled by or are under common control with Maritime or Webster, and may include certain officers or directors, as well as principal shareholders of Maritime or Webster.

DISSENTERS' APPRAISAL RIGHTS

     Because Maritime is a constituent bank in the merger of Maritime and Webster Bank, the Banking Law of Connecticut provides that you are entitled to dissent from the merger. In this document, we use the term "Dissenters' Rights" to refer to the rights set forth in Sections 33-855 to 33-872 of the Connecticut General Statutes. In accordance with Sections 33-855 through 33-872, if the merger takes place, Maritime shareholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their "fair value," which means the value of the shares immediately before the merger takes place (excluding any increase or decrease in value in anticipation of the merger), if they fully comply with the provisions of Sections 33-855 to 33-872 of the Connecticut General Statutes.

     This section presents a brief summary of the procedures set forth in Sections 33-855 to 33-872 which must be followed by holders of shares of Maritime's common stock who wish to dissent from the merger and demand the purchase of their shares at their fair value. This summary is qualified in its entirety by reference to Sections 33-855 to 33-872. A complete text of these sections is attached to this Proxy Statement/Prospectus as Appendix B. Dissenting shareholders are advised to seek independent counsel concerning exercising their dissenters' rights. This Proxy Statement/Prospectus constitutes notice to holders of shares of Maritime's common stock concerning the availability of Dissenters' Rights under Sections 33-855 to 33-872 of the Connecticut General Statutes.

     Dissenting shareholders must satisfy all of the conditions of Sections 33-855 to 33-872. Before the vote on the adoption of the merger agreement occurs at the shareholder meeting, each dissenting shareholder must give written notice to the President of Maritime of the shareholder's intent to demand payment for his shares if the merger takes place. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger.

     NEITHER VOTING "AGAINST," ABSTAINING FROM VOTING, OR FAILING TO VOTE ON THE ADOPTION OF THE MERGER AGREEMENT WILL CONSTITUTE NOTICE OF INTENT TO DEMAND PAYMENT OR DEMAND FOR PAYMENT OF FAIR VALUE WITHIN THE MEANING OF SECTIONS 33-855 TO 33-872.

     A dissenting shareholder may NOT vote for approval of the merger agreement. If a Maritime shareholder returns a signed proxy but does not specify in the proxy a vote "AGAINST" adoption of the merger agreement or an instruction to abstain, the proxy will be voted "FOR" adoption of the merger agreement, which will have the effect of waiving the rights of that Maritime shareholder to have his shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of such shareholder's rights.

     After the vote is taken at the shareholder meeting, if the merger is approved, no later than 10 days after the merger takes place, a "Dissenters' Notice" shall be sent to each dissenting shareholder who has given the written notice described above and did not vote in favor of the merger. The Dissenters' Notice will state the results of the vote on the merger agreement, where the payment demand must be sent, where and when certificates for certificated shares must be deposited. It will set a date, not fewer than thirty nor more than sixty days after delivery of such notice, by which the payment demand must be received from the dissenting shareholder. The notice will include a form for demanding payment that will require the dissenting shareholder to certify whether or not the shareholder acquired beneficial ownership of the shares before November 4, 1998. PLEASE NOTE THAT SHARES ACQUIRED AFTER NOVEMBER 4, 1998 ("AFTER ACQUIRED SHARES"), MAY BE SUBJECT TO DIFFERENT TREATMENT IN ACCORDANCE WITH SECTION 33-867 OF THE CONNECTICUT GENERAL STATUTES THAN SHARES ACQUIRED BEFORE THAT DATE. The Dissenters' Notice also will include a copy of Sections 33-855 to 33-872 of the Connecticut General Statutes. A dissenting shareholder who receives a Dissenters' Notice must comply with the terms of such notice. A dissenting shareholder who does so by demanding payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before November 4, 1998 will retain all other rights of a shareholder until such rights are canceled or modified by the merger. A dissenting shareholder who receives a Dissenters' Notice and does not comply with the terms of the notice is not entitled to payment for his shares under Sections 33-855 to 33-872 of the Connecticut General Statutes.

     Dissenters' Rights under Sections 33-855 through 33-872 may be asserted either by a beneficial shareholder or a record shareholder. A record shareholder may assert Dissenters' Rights as to fewer than every share registered in his name only if he dissents with respect to all shares beneficially owned by any one person. A beneficial shareholder may assert Dissenters' Rights as to shares held on his behalf only if he submits the record shareholder's written consent before or at the
                                       29
time he asserts Dissenters' Rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote.

     After the merger takes place, or upon receipt of a payment demand, Webster shall pay each dissenting shareholder who complied with the terms of the Dissenters' Notice the amount Webster estimates to be the fair value of the shares, plus accrued interest. Within 30 days of such payment, if a dissenting shareholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, such shareholder may notify Webster in writing of his own estimate of the fair value of the shares and interest due. If such a claim is made by a dissenting shareholder, and it cannot be settled, Webster will petition the court to determine the fair value of the shares and accrued interest within 60 days after receiving the payment demand.

     The costs and expenses of any such court proceeding shall be determined by the court and shall be assessed against Webster, but such costs and expenses may be assessed as the court shall deem equitable against any or all dissenting shareholders who are parties to the proceeding if the court finds the action of the dissenting shareholders in failing to accept Webster's offer was arbitrary or vexatious or not in good faith. Such expenses may include the fees and expenses of counsel and experts employed by the respective parties.

     All written notices of intent to demand payment of fair value should be sent or delivered to William R. Attridge, President of Maritime Bank & Trust Company, 130 Westbrook Road, Essex, Connecticut 06426-1149. Maritime suggests that shareholders use registered or certified mail, return receipt requested, for this purpose.

     HOLDERS OF SHARES OF MARITIME'S COMMON STOCK CONSIDERING DEMANDING THE PURCHASE OF THEIR SHARES AT FAIR VALUE SHOULD KEEP IN MIND THAT THE FAIR VALUE OF THEIR SHARES DETERMINED UNDER SECTIONS 33-855 TO 33-872 COULD BE MORE, THE SAME, OR LESS THAN THE MERGER CONSIDERATION THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DO NOT DEMAND THE PURCHASE OF THEIR SHARES AT FAIR VALUE. ALSO, SUCH HOLDERS SHOULD CONSIDER THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING DISSENTERS' APPRAISAL RIGHTS.

     THIS SUMMARY IS NOT A COMPLETE STATEMENT OF THE PROVISIONS OF THE CONNECTICUT GENERAL STATUTES RELATING TO THE RIGHTS OF DISSENTING HOLDERS OF SHARES OF MARITIME'S COMMON STOCK AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 33-855 THROUGH 33-872 OF THE CONNECTICUT GENERAL STATUTES, WHICH ARE ATTACHED AS APPENDIX B TO THIS DOCUMENT. HOLDERS OF SHARES OF MARITIME'S COMMON STOCK INTENDING TO DEMAND THE PURCHASE OF THEIR SHARES AT FAIR VALUE ARE URGED TO REVIEW APPENDIX B CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE WITH THE REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS.

ARRANGEMENTS WITH AND PAYMENTS TO MARITIME DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

     The non-employee directors of Maritime serving immediately prior to the effective time of the merger will be invited to serve on an advisory board to Webster Bank after the merger for a period of up to 24 months. These advisory directors each will be paid for such service for the 24 month period up to $15,000 based on an annual retainer of $3,500 per year, payable in quarterly installments, and quarterly meeting attendance fees of $1,000 for each meeting attended in person.

     Webster has agreed to honor existing written deferred compensation, employment, change of control and severance contracts with Maritime's directors and employees to the extent that these contracts do not provide for any payments that are not deductible or that constitute parachute payments under the Internal Revenue Code of 1986 (the "Code"). Maritime has no such contracts with any of its directors. The employment agreement with the Chief Executive Officer and President of Maritime, William R. Attridge, was amended in connection with the merger. As amended, the agreement provides that upon consummation of the merger, Mr. Attridge will be entitled to a severance payment equal to three years of his base salary in effect at that time, plus compensation for unused vacation time, but limited to the maximum amount that can be paid without adverse tax consequences under
Section 280G of the Code. On this basis, the severance payable to Mr. Attridge if the merger takes place would be approximately $426,000. Under the amended employment agreement, Webster Bank will employ Mr. Attridge for two years following the merger as Senior Vice President Commercial Banking/Business Development at an annual salary of $105,000 during the first 12 months and $110,000 for the second 12 months, with an annual target bonus of 25% of his annual salary under Webster Bank's Economic Value Added Incentive Plan, which is Webster's bonus plan. No minimum or maximum bonus amount is specified. Mr. Attridge also will be eligible to participate in certain employee benefit plans and his previous service with Maritime will be included in determining his eligibility and vesting under Webster Bank's 401(k) and employee stock ownership plans. If Webster Bank terminates Mr. Attridge's employment without cause (as defined in the amended employment agreement) or Mr. Attridge terminates his employment with good reason (as defined in the amended employment agreement), Webster Bank will be obligated to continue to pay him compensation in accordance with the amended employment agreement through the remaining term of the agreement. In that event, if such termination occurs during the first 12 months of employment, Mr. Attridge will be obligated to mitigate damages by seeking other reasonably comparable employment for which he is reasonably qualified and amounts payable following such termination by Webster Bank will be reduced by amounts received by Mr. Attridge from other employment. No such reduction will apply if such termination occurs after the first 12 months of employment. Pursuant to existing termination agreements of Maritime, severance payments will be made upon consummation of the merger to Marla R. Boegart, Maritime's Senior Vice President, Retail Banking, Consumer Lending, Steven J. Cronen, Maritime's Senior Vice President and Senior Loan Officer, and Douglas J. Pierce, Maritime's Senior Vice President, Controller and Treasurer, equal to one year base salary then in effect, plus compensation for any unused vacation time.

     In addition, each Maritime employee (other than Mr. Attridge) who has more than one year of service and who remains in Maritime's employ until the effective date of the merger will receive a lump sum change of control payment equal to his or her full and partial years of service multiplied by two weeks salary. Each such Maritime employee also will receive a severance payment equal to his or her full and partial years of service multiplied by two weeks salary if his or her employment is terminated within one year after the effective date. On this basis, assuming the merger takes place in April 1999, Ms. Boegart, Mr.
Cronen and Mr. Pierce would receive total combined change of control and severance payments if the merger takes place and the officers are severed within one year of the change of control, of approximately $97,184, $107,444, and $104,897, respectively.

     Webster  Bank  will  offer  a  position  of  at-will   employment  to  each
non-officer or non-managerial branch office personnel of Maritime in good standing at the effective time of the merger at his or her existing branch location or within 20 miles of the employee's place of employment as of the effective time. Maritime employees who become employees of Webster Bank at the effective time will be given credit for service at Maritime for eligibility and vesting purposes under the 401(k) and employee stock ownership plans of Webster Bank (but not the defined benefit pension plan). Webster Bank will use its reasonable best efforts in connection with reviewing applicants for employment positions to give Maritime employees who are not offered positions at the effective time the same consideration that is given to Webster or Webster Bank employees for such positions in accordance with existing policies and will provide outplacement assistance (and severance as described above) to employees of Maritime who are not offered positions at the effective time.

INDEMNIFICATION

     In the merger agreement, Webster agreed to indemnify, defend and hold harmless each person who is, has been, or before the effective time of the merger becomes, a director, officer or employee of Maritime to the fullest extent permitted under applicable law and Webster's restated certificate of incorporation and bylaws or the federal stock charter and by-laws of Webster Bank, with respect to any claims made against such person because he or she is or was a director, officer or employee of Maritime or in connection with the merger agreement. Webster also agreed to use commercially reasonable efforts to cover the officers and directors of Maritime under a directors' and officers' liability insurance policy for a total premium cost of not more than $100,000 and for a period of at least two years after the effective time.

OPTION AGREEMENT

     As a condition of and inducement to Webster's entering into the merger agreement, Webster and Maritime entered into the option agreement immediately after the execution of the merger agreement. Pursuant to the option agreement, Maritime granted Webster an option (the "Option"), which entitles Webster to purchase, subject to the terms of the option agreement, up to 141,004 fully paid and nonassessable shares of Maritime's common stock, or approximately 19.99% of the shares of Maritime's common stock then outstanding, under the circumstances described below, at a price per share of $22.00, subject to adjustment in certain circumstances. The Option is intended to discourage the making of alternative acquisition-related proposals and, under specified circumstances, to significantly increase the cost to a potential third party of acquiring Maritime compared to its cost had Maritime not entered into the option agreement. Therefore, the Option is likely to discourage third parties from proposing a competing offer to acquire Maritime even if such offer involves a higher price per share for Maritime's common stock than the per share consideration to be paid pursuant to the merger agreement.

     The following brief summary of certain provisions of the option agreement is qualified in its entirety by reference to the option agreement. A copy of the option agreement, as well as the other documents described in this Proxy Statement/Prospectus, will be provided to you without charge if you call or write to James M. Sitro, Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2399.

     Subject to applicable law and regulatory restrictions, Webster may exercise the Option, in whole or in part, following the occurrence of a "Purchase Event" (as defined below), provided that the Option is not terminated first upon the occurrence of an "Exercise Termination Event" (as defined below). "Purchase Event" means, in substance, either (i) the acquisition by any third party of beneficial ownership of 25% or more of the outstanding Maritime common stock or
(ii) the entry by Maritime, without the prior written consent of Webster, into a letter of intent or definitive agreement to engage in an Acquisition Transaction (as defined below) with any third party, or the recommendation by Maritime's Board of Directors that its shareholders approve or accept any Acquisition Transaction with any third party.

     For purposes of the option agreement, the term "Acquisition Transaction" means (i) a merger, consolidation or other business combination involving Maritime, (ii) a purchase, lease or other acquisition of all or substantially all of the assets and/or liabilities of Maritime, or (iii) a purchase or the acquisition (including through merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 10% or more of the voting power of Maritime.

     The option agreement defines an "Exercise Termination Event" to mean the earliest to occur of the following events: (i) the time immediately prior to the effective time of the merger; (ii) 12 months after the first occurrence of a Purchase Event; (iii) 12 months after the termination of the merger agreement following the occurrence of a Preliminary Purchase Event (unless clause (vii) of this paragraph is applicable); (iv) upon the termination of the merger agreement, prior to the occurrence of a Purchase Event or Preliminary Purchase Event, (A) by both parties, if the merger agreement is terminated by mutual written consent; (B) by either Webster or Maritime, if the merger agreement has been terminated as a result of regulatory denial or requested withdrawal of a regulatory application, or if the merger has not occurred by September 30, 1999; or (C) by Maritime, if the merger agreement is terminated as a result of a material breach of any representation, warranty, covenant or other agreement by Webster; (v) 12 months after the termination of the merger agreement, if the Maritime shareholders have failed to approve the merger agreement; (vi) 12 months after the termination of the merger agreement by Webster as a result of a material breach of any representation, warranty, covenant or other agreement by Maritime, if such breach was not willful or intentional by Maritime; or (vii) 24 months after the termination of the merger agreement by Webster as a result of a willful or intentional material breach of any representation, warranty, covenant or agreement by Maritime.

     "Preliminary Purchase Event," as defined in the option agreement,  includes
(i) Maritime's entry, without the prior written consent of Webster, into a letter of intent or definitive agreement to engage in an Acquisition Transaction with any third party, or the recommendation by Maritime's Board of Directors that its shareholders approve or accept any Acquisition Transaction with any third party; (ii) an acquisition by any third party of beneficial ownership of 10% or more of the outstanding shares of Maritime's common stock; (iii) the making of a bona fide proposal for an Acquisition Transaction by any third party to Maritime, or a public announcement or written communication that is publicly disclosed to Maritime's shareholders as to a third party proposing to engage in an Acquisition Transaction and Maritime's shareholders do not approve the merger; (iv) a willful or intentional breach by Maritime of any representation, warranty, covenant or agreement that would entitle Webster to terminate the merger agreement; (v) the failure to hold or the cancellation of the shareholder meeting for the purpose of voting on the merger agreement before the merger agreement is terminated; (vi) for any reason whatsoever, the failure of Maritime's Board of Directors to recommend, or the withdrawal or modification in a manner adverse to Webster of a recommendation that Maritime's shareholders approve the merger agreement, or if Maritime or Maritime's Board of Directors fails to oppose any proposal by any person (other than Webster or any subsidiary of Webster); or (vii) a filing by any third party of an application or notice with any regulatory authority for approval to engage in an Acquisition Transaction.

     The Option may not be assigned by Webster to any other person without the express written consent of Maritime, except that Webster may assign its rights under the option agreement to a wholly owned subsidiary or may assign its rights in whole or in part after the occurrence of a Preliminary Purchase Event. Upon the occurrence of a Purchase Event prior to an Exercise Termination Event, at the request of Webster, Maritime will be obligated (i) to prepare and keep current an offering circular which meets the standards of a shelf registration statement filed with the SEC with respect to the shares to be issued upon exercise of the Option under applicable federal and state securities laws, and
(ii) to repurchase the Option, and any shares of Maritime's common stock theretofore purchased pursuant to the Option, at prices determined as set forth in the option agreement, except to the extent prohibited by applicable law, regulation or administrative policy.

     In the event that prior to an Exercise Termination Event, Maritime enters into a letter of intent or definitive agreement (i) to consolidate or merge with any third party, and Maritime is not the continuing or surviving corporation in the consolidation or merger; (ii) to permit any third party to merge into Maritime, and Maritime is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of Maritime's common stock will be changed into or exchanged for stock or other securities of any third party or cash or any other property or the then outstanding shares of Maritime's common stock will represent after the merger less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any third party, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the completion of that transaction, be converted into, or exchanged for, a substitute option, at the election of Webster, of either (x) the acquiring corporation or (y) any person that controls the acquiring corporation. The substitute option will be exercisable for shares of the issuer's common stock in such number and at such exercise price as is set forth in the option agreement and will otherwise have the same terms as the Option, except that the number of shares subject to the substitute option may not exceed 19.99% of the issuer's outstanding shares of common stock.

                           INFORMATION ABOUT MARITIME

BUSINESS

     Maritime is a Connecticut-chartered commercial bank headquartered in Essex, Connecticut. Deposits at Maritime are FDIC insured. Maritime is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential real estate loans, and in consumer and small business loans. Maritime currently serves customers from three banking offices located in Middlesex and New London Counties, Connecticut.

     At September 30, 1998, Maritime had total consolidated assets of $103.7 million, total deposits of $91.2 million, and shareholders' equity of $7.1 million, or 6.8% of total assets. At September 30, 1998, Maritime had loans receivable, net of $68.4 million, which included $27.5 million in residential real estate loans, $17.5 million in commercial real estate loans, $12.8 million in commercial loans and $11.7 million in home equity credit lines and consumer installment loans. At September 30, 1998, nonperforming loans were $158,471. At that date, Maritime's allowance for loan losses was $1.0 million, or 632% of nonperforming loans.

SUPERVISION AND REGULATION

     Maritime, as a state-chartered commercial bank, is regulated by the Connecticut Commissioner of Banking and by the Federal Deposit Insurance Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is Maritime's management's discussion and analysis of financial condition and results of operations. This discussion should be read in conjunction with Maritime's financial data appearing elsewhere in this Proxy Statement/Prospectus and Maritime's historical financial statements and notes attached as Appendix C and Appendix D to this document.

     FINANCIAL CONDITION. At September 30, 1998, Maritime had total assets of $103.7 million. Funds derived from shareholders' capital, deposits and borrowings are intended primarily to support Maritime's lending activities. As of the years ended December 31, 1996 and December 31, 1997, and the nine month period ended September 30, 1998, outstanding loans were $45.2 million, $56.8 million and $69.4 million, respectively, and represented 65%, 68% and 67%, respectively, of Maritime's assets. Composition of the outstanding loan portfolio as of September 30, 1998, and December 31, 1997 and 1996 were as follows:

                                               AS OF
                                           SEPTEMBER 30,
                                               1998          AS OF DECEMBER 31,
                                           -------------  ------------------------
                                                             1997          1996
                                                          ----------   -----------
Commercial ..............................  $12,722,186    $8,243,568    $7,806,073
Consumer ................................   11,660,433     3,759,310     3,444,780
Real Estate
    Residential .........................   25,734,948    28,877,041    23,154,761
    Commercial ..........................   15,719,536    14,262,896     9,912,403
    Construction/Land Development .......    3,535,921     1,689,807       691,633
Other ...................................       27,919        12,026       188,607
                                            ----------    ----------   -----------
    Total Loans ........................   $69,400,943   $56,844,648   $45,198,257
                                           ===========   ===========   ===========


Percent of Total Assets .................         67.0%         68.4%         64.7%


     As of September 30, 1998, non-performing loans amounted to $158,000. At September 30, 1998, the allowance for loan losses was $1.0 million or 1.44% of total loans. Maritime maintains an allowance for loan losses to absorb potential future losses. The allowance for loan losses is deemed to be adequate by management.

     Those funds not used to support lending activities have been invested in various securities. At September 30, 1998 such investments were as follows:



                                                                    AMORTIZED
                                                                    COST BASIS                FAIR VALUE
                                                                   ------------              ------------
     Debt securities issued by the U.S. Treasury
       and other U.S. gov't corporations and
       agencies ...........................................        $13,561,947                $13,734,747
     Debt securities issued by foreign govt's .............            100,000                    100,000
     Mortgage-backed securities ...........................          7,756,109                  7,807,162
     Other Securities .....................................          2,871,536                  2,890,450
                                                                   -----------                -----------
                                                                   $24,289,592                $24,532,359
                                                                   ===========                ===========



     The following table reflects outstanding deposit balances as of the dates indicated:


                                           SEPTEMBER 30,                          DECEMBER 31,
                                           ------------              --------------------------------------
                                               1998                      1997                      1996
                                               ----                      ----                      ----
Demand - Consumer ...............          $   788,942               $   916,578               $ 1,039,262
Demand - Business ...............           16,570,357                13,065,672                11,504,559
NOW .............................           11,047,755                 9,385,727                 7,893,689
Savings + Money Market ..........           33,651,816                27,378,831                24,146,939
Certificates of Deposit .........           29,114,881                21,564,322                19,262,451
                                           -----------               -----------               -----------
    Total Deposits ..............          $91,173,751               $72,311,130               $63,846,900
                                           ===========               ===========               ===========

     During 1997, the growth in loans exceeded the growth of deposits, and at December 31, 1997, Maritime had outstanding borrowings of $4.0 million from the Federal Home Loan Bank. As of September 30, 1998, Maritime had outstanding borrowings of $5.1 million from the Federal Home Loan Bank with a maturity of approximately 5 years.

     RESULTS OF OPERATIONS. Maritime's earnings have and will continue to depend primarily on the difference between interest income and interest expense, or net interest income, and the extent to which net interest income will exceed all other operating expenses.

          NET INCOME. In the first nine months of 1998, net income increased $131,000, or 23.9%, to $680,000 from $549,000 in the first nine months of 1997.
For the year ended December 31, 1997, net income increased $142,000, or 21.5% to $801,000 from $659,000 for the year ended December 31, 1996. These increases in net income reflect primarily growth in interest income as a result of growth in Maritime's loan portfolio.

          NET INTEREST INCOME. Net interest income increased $500,000, or 26.9%, to $3.3 million for the first nine months of 1998 from $2.8 million for the first nine months of 1997. The net interest spread, or difference between the yield on interest-earning assets and cost of funds, declined from 4.90% at September 30, 1997 to 4.39% at September 30, 1998. Net interest income increased during 1997 to $3.8 million from $3.1 million in 1996, a 22.6% increase. The net interest spread increased during 1997 to 5.25% at December 31, 1997 from 5.13% at December 31, 1996. The increase reflects a combination of increased spreads as competition for loans and for deposits remains strong, coupled with more reliance on higher cost borrowed funds to fund growth.

          NET INTEREST MARGIN. Continuous growth in Maritime's loan portfolio increased the net interest margin in absolute dollars. However, the net interest margin decreased from 5.15% during the first nine months of 1997, to 4.88% for the same period in 1998. Each year since opening for business, Maritime's net interest margin in dollars has improved, a function of Maritime's growth. However, the net interest margin as a percentage decreased from 5.40% in 1996 to 5.20% in 1997. The competitive factors mentioned above with respect to net interest spread caused these decreases.

          ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses was $1.0 million at September 30, 1998. Maritime makes a monthly provision to the allowance for loan losses account based on the relative risk level of each category of loans. At September 30, 1998, the allowance for loan loss account was at 1.44% of total loans, and was 632.9% of non-performing loans. At December 31, 1997, the allowance for loan losses was $750,000, and the allowance for loan loss account was at 1.33% of total loans. At December 31, 1997, the allowance for loan losses was 298.7% of non-performing loans. The composition and quality of the loan portfolio is reviewed continuously to assess the adequacy of the allowance for loan losses.

     LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT. Maritime's primary liquidity (cash, federal funds sold and marketable investment securities maturing in less than one year) is managed to provide sufficient funds to meet Maritime's cash needs, including funding loan and investment opportunities and providing reserves against unforeseen withdrawal of customer deposits. At September 30, 1998 and December 31, 1997, Maritime's primary liquidity ratio was 11.5% and 5.0%, respectively, of total assets, and within the 5% to 15% guideline considered appropriate by Maritime's asset/liability management policy. Maritime has not relied upon brokered deposits or jumbo certificates of deposit as a source of funding.

     Maritime has adopted policies and guidelines relative to the interest rate sensitivity of Maritime's assets and liabilities. The actual rate sensitivity of Maritime's assets and liabilities are reviewed monthly and compared to Maritime's policies and guidelines, as well as to industry peer groups.

     Maritime reviews, on a quarterly basis, a "Performance Profile" prepared by an outside consultant that measures the performance of Maritime against a national peer group, evaluates liquidity, cash flow stability, financial feasibility and the effect of possible interest rate changes on the earnings and capital of Maritime. This process is overseen by Maritime's Investment and Asset & Liability Management Committee, which consists of three directors and two senior officers of Maritime.

     Maritime is a voluntary member of the Federal Home Loan Bank and is thereby entitled to various benefits, including certain borrowing capabilities that may assist Maritime to better match the maturities of assets and liabilities. Prior to 1997, Maritime minimally utilized its borrowing capabilities, but in 1997 and early 1998 increased its utilization and has borrowed both short term and long term from the Federal Home Loan Bank to fund the growth in loans and to diminish and somewhat neutralize the potential negative effect of future interest rate changes. Maritime also has borrowing capabilities at correspondent banks, which it has utilized periodically.

     CAPITAL. At September 30, 1998, Maritime's Tier I capital-to-asset ratio was 6.81%, well above the regulatory minimum and sufficient to qualify Maritime as a "well capitalized" institution under the Federal Deposit Insurance Corporation's capital regulations. During 1994, Maritime began to pay a quarterly cash dividend. Maritime has increased the quarterly cash dividend from
3.3 cents per share in the third quarter of 1994 to 10 cents per share for the first quarter of 1998, both adjusted for a three-for-two stock split in August 1998. Maritime's stated intention is to steadily increase the quarterly cash dividend as long as the dividend can be supported by a corresponding increase in earnings.

     INFLATION AND CHANGING PRICES. The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     YEAR 2000. Maritime has taken a number of steps to minimize the potential impact to Maritime of the prospective failure of computers to continue to accurately process information following December 31, 1999 -- the "Year 2000" challenge. Following guidelines provided by state and federal banking regulators, Maritime has engaged in a process of identifying, evaluating, testing and implementing Year 2000 issues and appropriate remedial measures.

     Maritime has completed the identification and evaluation process and, as a consequence, converted its data processing system in 1998 to a national vendor. Maritime's testing process has begun and is expected to be complete by May 1, 1999. All corrective measures will be completed by June 30, 1999 for any systems material to Maritime's operations. Systems not corrected by that date will be replaced with compliant systems, although Maritime does not expect that replacement will be necessary.

     The approximate cost of Maritime's Year 2000 compliance activities through September 30, 1998 was $3,000. Maritime estimates the cost of additional Year 2000 compliance through January 1, 2000 to be approximately $10,000. Maritime currently believes it is in compliance with regulatory guidelines concerning Year 2000. Maritime has begun a process of attempting to identify Year 2000 problems involving substantial customers. That process is expected to be completed by June 30, 1999. Maritime's operations could be materially and adversely affected if either its systems or those of its customers fail to work effectively due to unresolved and/or undetected Year 2000 problems.

     RECENT ACCOUNTING PRONOUNCEMENTS

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, applied prospectively. Earlier or retroactive application of SFAS No. 125 was not permitted. The adoption of the non-deferred provisions of SFAS No. 125 as of January 1, 1997 and the adoption as of January 1, 1998 of the deferred provisions of SFAS No. 125 did not have a material impact on Maritime's financial statements.

     REPORTING COMPREHENSIVE INCOME. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. It does not address issues of recognition or measurement for comprehensive income and its components. SFAS No. 130 is effective for fiscal years beginning after December 31, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Maritime does not expect that upon adoption, SFAS No. 130 will have a material effect on its financial statements.

     DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131"). SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Maritime does not expect that under SFAS No. 131 it will be required to report additional information because its present organization consists of only one operating segment as defined by this statement.

     DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which was an amendment of FASB Statements of Financial Accounting Standards Nos. 87, 88 and 106. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans, though it does not change the measurement or recognition of those plans. Maritime will adopt SFAS No. 132 for the fiscal year beginning January 1, 1998. Adoption of SFAS No. 132 will not have a material impact on Maritime's financial position or results of operations.

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, which are referred to collectively as derivatives in this paragraph. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. It is not expected that the adoption of SFAS No. 133 will have a material impact on Maritime's financial statements. At this time, Maritime does not plan to adopt SFAS No. 133 early. Also, Maritime has no plan, on adoption of SFAS No. 133, to use the window of opportunity to reclassify held-to-maturity securities to available-for-sale.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Maritime's common stock as of January 15, 1999: (i) by each person (or group of affiliated persons) known by Maritime to be the beneficial owner of more than 5% of its outstanding common stock; (ii) by each of Maritime's named executive officers (as defined in Item 402 of Regulation S-B); (iii) by each Maritime director; and (iv) by all of Maritime's executive officers and directors as a group.


                                                     NUMBER OF SHARES               PERCENT OF SHARES
NAME                                                BENEFICIALLY OWNED                 OUTSTANDING
----                                                ------------------                 -----------
William R. Attridge (1) .......................            19,782                          2.7%

Diana Atwood-Johnson (2) ......................            64,200                          8.9%

H. Judson Carr(3) .............................            66,900                          9.3%

Eleanor D. Champion (4) .......................             3,000                            *

William A. Childress (5) ......................               300                            *

Richard J. Hertz (6) ..........................            43,250                          6.0%

Nicholas Lewitz, Jr. (7) ......................            32,550                          4.5%

Richard R. Manning (8) ........................            44,850                          6.2%

Stanley F. Prymas (9) .........................            44,475                          6.2%

John W. Rafal (10) ............................            43,430                          6.0%

Samuel J. Riggio (11) .........................            27,450                          3.8%

Gene R. Schiavone (12) ........................            27,600                          3.9%

George W. Whelen IV (13) ......................            56,175                          7.8%

All executive officers and
  directors as a group
(13 persons) ..................................           352,182                         45.4%


----------

*    Less than 1% of the outstanding shares of Maritime's common stock.

(1) Mr. Attridge's address is c/o Maritime Bank & Trust Co., 130 Westbrook Road, Essex, CT 06426-1149. Includes 9,000 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(2) Ms. Atwood-Johnson's address is 12 Tantummaheag Road, Old Lyme, CT 06371. Includes 10,350 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(3) Mr. Carr's address is 61 River Road, Essex, CT 06426. Includes 10,650 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(4)    Ms. Champion's address is 104 N. Main Street, Essex, CT 06426.

(5)    Mr. Childress' address is 43 Sheffield Street, Old Saybrook, CT 06475.

(6) Mr. Hertz's address is 68 Estates Drive, Santa Fe, NM 87501. Includes 8,400 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(7) Mr. Lewitz's address is 198 Fairview Road, Westbrook, CT 06475. Includes 6,900 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(8) Mr. Manning's address is 2850 NE IXth Court Pompano Beach, FL. Includes 11,100 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share

(9) Mr. Prymas' address is 26 Hemlock Terrace Extension, Deep River, CT 06417. Includes 8,250 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(10) Mr. Rafal's address is 4 Johnnycake Hill Road, Old Lyme, CT. Includes 7,500 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

(11) Mr. Riggio's address is 10 Warsaw Street, Deep River, CT 06417. Includes 6,750 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share

(12)   Mr. Schiavone's address is Box 580, Essex, CT 06426.

(13) Mr. Whelen's address is 18 Hill Road, Old Saybrook, CT 06475. Includes 9,300 currently exercisable options granted pursuant to Maritime's 1991 Stock Option Plan to purchase shares of Maritime's common stock at $6.67 per share.

                           MARKET PRICES AND DIVIDENDS

WEBSTER'S  COMMON STOCK

     The table below sets forth the range of high and low sale prices of Webster's common stock as reported on the Nasdaq Stock Market's National Market Tier, as well as cash dividends paid during the periods indicated, restated to reflect the two-for-one split of Webster's common stock in April 1998:


                                                          Market Price
                                                          ------------                   Cash
                                                      High           Low            Dividends Paid
                                                      ----           ---            --------------
Quarter Ended:

     March 31, 1997 .......................          $20.69         $17.56              $0.10
     June 30, 1997 ........................           22.88          17.31               0.10
     September 30, 1997 ...................           29.88          21.69               0.10
     December 31, 1997 ....................           33.88          28.50               0.10

     March 31, 1998 .......................           35.00          28.56               0.10
     June 30, 1998 ........................           36.25          31.44               0.11
     September 30, 1998 ...................           34.63          20.63               0.11
     December 31, 1998 ....................           28.13          18.88               0.11


     On November 3, 1998, the last trading day prior to the public announcement of the merger, the closing price of Webster's common stock on the Nasdaq Stock Market's National Market Tier was $24.94. On __________ ___, 1999 (the most recent practicable date prior to the printing of this Proxy Statement/Prospectus), the closing price of Webster's common stock on the Nasdaq Stock Market's National Market Tier was $ * .

MARITIME'S  COMMON STOCK

     Maritime's common stock is not registered under the federal securities laws and is not listed on any exchange or automated quotation system. However, it does trade on the over-the-counter bulletin board. Maritime's common stock is not actively traded, and the prices for Maritime common stock reported on the bulletin board may not provide an adequate measure of the fair market value of the shares. The table below sets forth the range of high and low sales prices of Maritime's common stock as reported on the over-the-counter bulletin board, as well as cash dividends paid, during the periods indicated:


                                                               Market Price
                                                               ------------                   Cash
                                                           High           Low            Dividends Paid
                                                           ----           ---            --------------
Quarter Ended:

     March 31, 1997 .......................               $11.58         $10.42               $0.07
     June 30, 1997 ........................                11.17          10.67                0.08
     September 30, 1997 ...................                13.67          12.17                0.08
     December 31, 1997 ....................                13.71          13.71                0.09

     March 31, 1998 .......................                19.33          16.83                0.10
     June 30, 1998 ........................                23.33          18.33                0.11
     September 30, 1998 ...................                24.00          19.83                0.12
     December 31, 1998 ....................                28.50          20.00                0.12

----------
*    To be calculated subsequently

                    DESCRIPTION OF WEBSTER CAPITAL STOCK AND
                        COMPARISON OF SHAREHOLDER RIGHTS

     Set forth below is a description of Webster's capital stock, as well as a summary of the material differences between the rights of holders of Maritime common stock and their prospective rights as holders of Webster's common stock. If the merger agreement is approved and the merger takes place, the holders of Maritime's common stock will become holders of Webster's common stock. As a result, Webster's restated certificate of incorporation, as amended, and bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") will govern the rights of current shareholders of Maritime's common stock. The rights of those shareholders are currently governed by the certificate of incorporation and the second amended and restated bylaws of Maritime and the applicable provisions of the Connecticut Business Corporation Act (the "Connecticut Corporation Law").

     The following comparison is based on the current terms of the governing documents of Webster and Maritime and on the provisions of the Delaware Corporation Law and the Connecticut Corporation Law. The discussion is intended to highlight important similarities and differences between the rights of holders of Webster's common stock and Maritime's common stock.

WEBSTER'S COMMON STOCK

     Webster is authorized to issue 50,000,000 shares of Webster's common stock, par value $.01 per share. As of _________ __, 1999 _____ shares of Webster's common stock were issued and outstanding and Webster had outstanding stock options granted to directors, officers and other employees for ______ shares of Webster's common stock. Each share of Webster's common stock has the same relative rights and is identical in all respects to each other share of Webster's common stock. Webster's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

     Holders of Webster's common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of Webster's common stock do not have the right to cumulate their votes for the election of directors, and they have no preemptive or conversion rights with respect to any shares that may be issued. Webster's common stock is not subject to additional calls or assessments by Webster, and all shares of Webster's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of Webster's common stock, classification of Webster's Board of Directors and provisions of Webster's restated certificate of incorporation and bylaws that may prevent a change in control of Webster or that would operate only with respect to an extraordinary corporate transaction involving Webster or its subsidiaries, see "-- Certificate of Incorporation and Bylaw Provisions."

     Holders of Webster's common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the Board of Directors of Webster out of any assets legally available for distribution. No such dividends or other distributions may be declared or paid, however, unless all accumulated dividends and any sinking fund, retirement fund or other retirement payments have been paid, declared or set aside on any class of stock having preference as to payments of dividends over Webster's common stock. In addition, as described below, the Indenture for Webster's Senior Notes places certain restrictions on Webster's ability to pay dividends on its common stock. See "-- Senior Notes."

     In the unlikely event of any liquidation, dissolution or winding up of Webster, the holders of Webster's common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Webster available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Webster and after the liquidation preferences of all outstanding shares of any class of stock having preference over Webster's common stock have been fully paid or set aside.

WEBSTER'S PREFERRED STOCK

     Webster's restated certificate of incorporation authorizes its Board of Directors, without further shareholder approval, to issue up to 3,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the Board of Directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to Webster's common stock.

     Webster's Series C Participating Preferred Stock was authorized in connection with a rights agreement, which was adopted in February 1996 and amended in October 1998. Webster adopted the rights agreement to protect shareholders in the event of an inadequate takeover offer or to deter coercive or unfair takeover tactics. Each right entitles a holder to purchase 1/1,000th of a share of Series C Stock upon the occurrence of certain specified events. As of the date of this Proxy Statement/Prospectus, no shares of Webster's Series C Stock have been issued.

SENIOR NOTES

     The 8 3/4% Senior Notes due 2000 were issued by Webster in an aggregate principal amount of $40,000,000 pursuant to an Indenture (the "Indenture"), dated as of June 15, 1993, between Webster and Chemical Bank, as trustee (the "Trustee"). Certain provisions of the Indenture are summarized below because of their impact on Webster's common stock. The Senior Notes bear interest at 8 3/4% payable semi-annually on each June 30 and December 30 until maturity on June 30, 2000. The Senior Notes are unsecured general obligations only of Webster and not of its subsidiaries. The Senior Notes may not be redeemed by Webster prior to maturity. This limitation on redemption is not expected to have an anti-takeover effect since the Senior Notes would be assumed by any acquirer of Webster. The Indenture contains covenants that limit Webster's ability at the holding company level to incur additional Funded Indebtedness (defined below), to make Restricted Distributions (defined below), to engage in certain dispositions affecting Webster Bank or its voting stock, to create certain liens upon Webster's assets at the holding company level (including a negative pledge clause), and to engage in mergers, consolidations, or a sale of substantially all of Webster's assets unless certain conditions are satisfied. The Indenture also requires that Webster maintain a specified level of liquid assets at the holding company level.

     RESTRICTIONS ON ADDITIONAL INDEBTEDNESS. The Indenture limits the amount of Funded Indebtedness which Webster may incur or guarantee at the holding company level. Funded Indebtedness includes any obligation of Webster with a maturity in excess of one year for borrowed money, for the deferred purchase price of property or services, for capital lease payments, or related to the guarantee of such obligations. Webster may not incur or guarantee any Funded Indebtedness if, immediately after giving effect thereto, the amount of Funded Indebtedness of Webster at the holding company level, including the Senior Notes, would be greater than 90% of Webster's consolidated net worth. As of September 30, 1998, Webster's consolidated net worth was $565.9 million and it had $41.4 million of Funded Indebtedness.

     RESTRICTED DISTRIBUTIONS. Under the Indenture, Webster may not, directly or indirectly, make any Restricted Distribution, except in capital stock of Webster, if, at the time or after giving effect to the distribution: (a) an event of default shall have occurred and be continuing under the Indenture; (b) Webster Bank would fail to meet any of the applicable minimum capital requirements under Office of Thrift Supervision regulations; (c) Webster would fail to maintain sufficient liquid assets to comply with the terms of the covenant described under "Liquidity Maintenance" below; or (d) the aggregate amount of all Restricted Distributions subsequent to September 30, 1993 would exceed the sum of (i) $5 million, plus (ii) 75% of Webster's aggregate consolidated net income (or if such aggregate consolidated net income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis in the period commencing on June 30, 1993 and ending on the last day of the fiscal quarter immediately preceding the date of the Restricted Distribution, and plus (iii) 100% of the net proceeds received by Webster from any capital stock issued by Webster (other than to a subsidiary) subsequent to September 30, 1993. As of September 30, 1998, Webster had the ability to pay $257.3 million in Restricted Distributions.

     Restricted Distribution means: (a) any dividend, distribution or other payment (except for dividends, distributions or payments payable in capital stock) on the capital stock of Webster or any subsidiary (other than a wholly owned subsidiary); (b) any payment to purchase, redeem, acquire or retire any capital stock of Webster or the capital stock of any subsidiary (other than a wholly-owned subsidiary); and (c) any payment by Webster of principal (whether a prepayment, redemption or at maturity) of, or to acquire, any indebtedness for borrowed money issued or guaranteed by Webster (other than the Senior Notes or pursuant to a guarantee by Webster of any borrowing by any employee stock ownership plan established by Webster or a wholly owned subsidiary), except that any such payment of, or to acquire, any such indebtedness for borrowed money that is not subordinated to the Senior Notes will not constitute a Restricted Distribution if such indebtedness was issued or guaranteed by Webster at a time when the Senior Notes were rated in the same or higher rating category as the rating assigned to the Senior Notes by Standard & Poor's at the time the Senior Notes were issued.

     LIQUIDITY MAINTENANCE. The Indenture requires that Webster maintain at all times, on an unconsolidated basis, liquid assets in an amount equal to or greater than 150% of the aggregate interest expense on the Senior Notes and all other indebtedness for borrowed money of Webster for 12 full calendar months immediately following each determination date under the Indenture, provided that Webster will not be required to maintain such liquid assets once the Senior Notes have been rated "BBB-" or higher by Standard & Poor's for six calendar months and remain rated in such category.

CAPITAL SECURITIES

     In January 1996, Webster raised $100 million through the sale of capital securities that will be used for general corporate purposes. Webster formed a business trust for the purpose of issuing capital securities and investing the net proceeds in capital debentures.

     Prior to its acquisition by Webster, Eagle Financial Corp. raised $50 million through the sale of capital securities to be used for general corporate purposes. Eagle formed a business trust for the purpose of issuing capital securities and investing the net proceeds in the Eagle capital debentures. In connection with the acquisition of Eagle by Webster in April 1998, Webster assumed all of Eagle's rights and obligations with respect to, among other things, the Eagle capital securities and capital debentures.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The following discussion is a general summary of certain provisions of Webster's restated certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the certificate of incorporation and second amended and restated bylaws of Maritime. The discussion is necessarily general and, with respect to provisions contained in Webster's restated certificate of incorporation and bylaws, reference should be made to the document in question. Certain provisions included in Webster's restated certificate of incorporation and bylaws may serve to entrench current management and to prevent a change in control of Webster even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirers to negotiate directly with the Board of Directors of Webster and to discourage other takeover attempts.

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

     DIRECTORS. Certain provisions of Webster's restated certificate of incorporation and bylaws will impede changes in majority control of Webster's Board of Directors. The restated certificate of incorporation provides that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The restated certificate of incorporation further provides that the size of the Board of Directors shall be within a 7 to 15 range. The bylaws currently provide that there shall be 14 directors. The bylaws provide that (i) to be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his nomination or, if not then a resident, have been previously a resident for at least three years; (ii) each director is required to own not less than 100 shares of Webster's common stock; and (iii) more than three consecutive absences from regular meetings of the Board of Directors, unless excused by a Board resolution, shall automatically constitute a resignation. Webster's bylaws also contain a provision prohibiting certain contracts and transactions between Webster and its directors and officers and certain other entities unless certain procedural requirements are satisfied.

     Webster's restated certificate of incorporation and bylaws provide that a vacancy occurring in the Board of Directors, including a vacancy created by any increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Webster's restated certificate of incorporation provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders called for that purpose and that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting.

     The provisions of the certificate of incorporation and bylaws of Maritime with regard to directors are similar to those of Webster. The certificate of incorporation and the bylaws of Maritime provide that the Board of Directors is divided into three classes, with directors in each class elected for three-year staggered terms. The certificate of incorporation and bylaws provide that the number of directors shall not be less than 7 nor more than 16, and that for any 12-month period, the number of positions on the Board of Directors may be increased or decreased by no more than two unless (A) the Maritime Board of Directors, by the affirmative vote of at least 66 2/3% of the entire Board of Directors and a majority (in any event not less than seven) of the continuing directors, shall adopt a resolution approving such change or (B) the shareholders of Maritime, by the affirmative vote of at least 66 2/3% of the voting power of the then outstanding voting shares and the shares of voting stock held by a majority of independent shareholders, approve such change.

     Maritime's certificate of incorporation provides that any vacancies on the Board of Directors and any newly created directorships may be filled by the Board by a vote of 66 2/3% of the directors then in office, and that directors elected in this manner hold office until the next election of the class of directors to which they are assigned. Maritime's certificate of incorporation provides that any director or the entire Board may be removed at any time with or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of the voting stock that elected the director at a meeting of shareholders called for that purpose.

     Webster's bylaws impose certain restrictions on the nomination by shareholders of candidates for election to the Board of Directors and the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. The certificate of incorporation of Maritime also contains restrictions on shareholder nominations of directors but does not contain a provision concerning the proposal by shareholders of other business to be acted upon at a meeting.

     CALL OF SPECIAL MEETINGS. Webster's restated certificate of incorporation provides that a special meeting of shareholders may be called at any time but only by the Chairman, the President or by the Board of Directors. Shareholders are not authorized to call a special meeting. The certificate of incorporation of Maritime provides that a special meeting of shareholders may be called at any time by the Chairman, the President or the Board of Directors, and shall be called by the

President upon written request of Maritime's shareholders when required pursuant to Section 33-326 of the Connecticut General Statutes (now Section 33-696 of the Connecticut Corporation Law).

     SHAREHOLDER ACTION WITHOUT A MEETING. Webster's restated certificate of incorporation provides that shareholders may act by written consent only if they are unanimous. Under the Connecticut Corporation Law, Maritime's shareholders also may act by unanimous written consent.

     LIMITATION  ON  LIABILITY  OF  DIRECTORS  AND  INDEMNIFICATION.   Webster's
restated certificate of incorporation provides that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware Corporation Law, or (iv) for any transaction from which a director derived an improper personal benefit.

     Webster's bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding (other than an action by or in the right of Webster) by reason of the fact that such person is or was serving in such a capacity for or on behalf of Webster. The bylaws provide that Webster will indemnify any such person against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, the bylaws provide that Webster will indemnify such persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which such person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement. In addition, Webster's bylaws permit the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in such capacity for another business organization or entity at Webster's request, against any liability asserted against such person and incurred in such capacity, or arising out of such person's status as such, whether or not Webster would have the power or obligation to indemnify him against such liability under the provisions of the indemnification provisions of Webster's bylaws.

     The certificate of incorporation of Maritime provides that the corporation shall have all of the indemnification and other powers set forth at Section 33-320a of the Connecticut General Statutes (now Sections 33-770 through 33-778 of the Connecticut Corporation Law) and permits indemnification and the advance of expenses in other circumstances. It also authorizes Maritime to obtain insurance with respect to such liabilities.

     CUMULATIVE VOTING. Webster's restated certificate of incorporation denies cumulative voting rights in the election of directors. Maritime's bylaws contain a similar provision.

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

     PREEMPTIVE RIGHTS. Webster's restated certificate of incorporation and Maritime's certificate of incorporation provide that shareholders shall not have any preemptive rights regarding the offering or sale of such entity's securities.

     NOTICE OF SHAREHOLDER MEETINGS. Webster's bylaws require that notice be given not less than 20 nor more than 50 days prior to each annual or special meeting of shareholders. The bylaws of Maritime require that notice of each shareholder meeting be given not less than 10 nor more than 60 days prior to a meeting.

     QUORUM. Webster's bylaws provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum. The bylaws of Maritime provide that the holders of a majority of the voting power of the issued and outstanding stock entitled to vote at a meeting constitutes a quorum, except as otherwise provided by law or Maritime's certificate of incorporation or bylaws.

     GENERAL VOTE. Webster's bylaws provide that any matter brought before a meeting of shareholders shall be decided by the affirmative vote of a majority of the votes cast on the matter except as otherwise required by law or Webster's restated certificate of incorporation or bylaws. The bylaws of Maritime provide that action on any matter other than the election of directors is approved if the votes cast favoring the action exceed the votes cast opposing the action except as otherwise provided by Connecticut law, the certificate of incorporation or the bylaws. Maritime's bylaws provide that directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting.

     RECORD DATE. Webster's bylaws provide that the record date for determination of shareholders entitled to notice of or to vote at a meeting and for certain other specified purposes shall not be less than 20 nor more than 50 days before the date of such meeting or other action. The bylaws of Maritime provide that the record date shall be not less than 10 nor more than 70 days prior to the date of the meeting or other action.

     AUTHORIZED AND OUTSTANDING COMMON STOCK. See "-- Webster's Common Stock" as to authorized and currently outstanding shares of Webster's common stock. The certificate of incorporation of Maritime authorizes 1,500,000 shares of Maritime's common stock, par value $.67 per share, of which ____ shares were outstanding as of _____ __, 1999. In addition, as of ______ __, 1999, there were outstanding options to purchase Maritime's common stock granted to directors, officers and other employees of Maritime for _____ shares of Maritime's common stock, plus the option for 141,004 shares of Maritime's common stock granted to Webster in connection with the merger.

     AUTHORIZED SERIAL PREFERRED STOCK. See "-- Webster Preferred Stock" as to the authorized shares of serial preferred stock of Webster. Maritime is not authorized to issue any preferred stock.

     DIVIDEND AND LIQUIDATION RIGHTS. For a description of the provisions of Webster's restated certification of incorporation with respect to dividends and liquidation rights, see "-- Webster's Common Stock." The bylaws of Maritime provide that, except for dividends payable in shares of Maritime's common stock, Maritime's Board of Directors, subject to any restrictions contained in Maritime's certificate of incorporation, may declare and pay dividends upon the shares of its common stock only to the extent allowed under Section 36a-110 of the Connecticut General Statutes.

     APPROVALS FOR ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL. Webster's certificate of incorporation prohibits any person (whether an individual, company or group acting in concert) from acquiring beneficial ownership of 10% or more of Webster's voting stock, unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of shareholders held for such purpose and of all required federal regulatory authorities. Furthermore, no person may make an offer to acquire 10% or more of Webster's voting stock without obtaining prior approval of the offer by at least two-thirds of Webster's Board of Directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the Office of Thrift Supervision. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or employee stock ownership plan or other employee benefit plan of Webster or any of its subsidiaries, and the provisions remain effective only so long as an insured institution is a majority-owned subsidiary of Webster. Shares acquired in excess of these limitations are not entitled to vote or take other shareholder action or be counted in determining the total number of outstanding shares in connection with any matter involving shareholder action. These excess shares are also subject to transfer to a trustee, selected by Webster, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of such sale. The certificate of incorporation and bylaws of Maritime do not contain a similar provision.

     PROCEDURES FOR CERTAIN BUSINESS COMBINATIONS. Webster's restated certificate of incorporation requires that certain business combinations between Webster (or any majority-owned subsidiary thereof) and a 10% or more shareholder or its affiliates or associates (collectively, the "interested shareholder") either (i) be approved by at least 80% of the total number of outstanding shares of voting stock of Webster, or (ii) be approved by at least two-thirds of Webster's continuing directors (persons unaffiliated with the interested shareholder and serving prior to the interested shareholder becoming such) or meet certain price and procedure requirements that provide for consideration per share generally equal to or greater than that paid by the interested shareholder when it acquired its block of stock. The types of business combinations with an interested shareholder covered by this provision include: any merger, consolidation and share exchange; any sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance or transfer of equity securities having an aggregate market value in excess of 5% of the aggregate market value of Webster's outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an interested shareholder; and any reclassification of securities, recapitalization of Webster or any merger or consolidation of Webster with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate ownership interest of the interested shareholder. Webster's restated certificate of incorporation excludes employee stock purchase plans and other employee benefit plans of Webster and any of its subsidiaries from the definition of "interested shareholder."

     The certificate of incorporation of Maritime contains similar provisions as to business combinations, except that it provides that in addition to approval by the Board of Directors and the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock, the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of voting stock held by independent stockholders also is required. Also, the certificate of incorporation of Maritime provides that such voting requirements do not apply if the business combination is approved or exempted from the business combination requirements by the Board of Directors prior to the time the "related person" becomes such or if certain fair price and procedure requirements are satisfied. Maritime's certificate of incorporation does not contain exceptions from the definition of "related person" similar to the Webster provisions noted above.

     ANTI-GREENMAIL. Webster's restated certificate of incorporation requires approval by a majority of the outstanding shares of voting stock before Webster may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% percent or more of Webster's voting stock, if such holder has owned the shares for less than two years. Any shares beneficially held by such person are required to be excluded in calculating majority shareholder approval. This provision would not apply to a pro rata offer made by Webster to all of its shareholders in compliance with the Securities Exchange Act of 1934 and the rules and regulations under that statute or a purchase of voting stock by Webster if the Board of Directors has determined that the purchase price per share does not exceed the fair market value of such voting stock. The certificate of incorporation and bylaws of Maritime do not contain a similar provision.

     CRITERIA  FOR  EVALUATING  OFFERS.   Webster's   restated   certificate  of
incorporation provides that the Board of Directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which such subsidiaries operate or are located, as well as on the ability of such subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations. The certificate of incorporation and bylaws of Maritime do not contain a similar provision.

     AMENDMENT  TO  CERTIFICATE  OF  INCORPORATION  AND  BYLAWS.  Amendments  to
Webster's restated certificate of incorporation must be approved by at least two-thirds of Webster's Board of Directors at a duly constituted meeting called for such purpose and also by shareholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is required for certain provisions (the provisions regarding amendment of the certificate of incorporation, directors, bylaws, approval for acquisitions of control and offers to acquire control, criteria for evaluating offers, the calling of special meetings of shareholders, greenmail, and shareholder actions). In addition, the provisions regarding certain business combinations may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. Webster's bylaws may be amended by the affirmative vote of at least two-thirds of the Board of Directors or by shareholders by at least two-thirds of the total votes eligible to be voted, at a duly constituted meeting called for such purpose.

     The certificate of incorporation of Maritime provides that the affirmative vote of a majority and the voting power of the voting stock is required to amend the certificate of incorporation, unless otherwise required by law or the certificate of incorporation. The certificate of incorporation further provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding voting stock and a majority of the shares of voting stock held by independent shareholders is required to approve an amendment of any provision of the certificate of incorporation that would have the effect of modifying or permitting circumvention of the business combinations provisions in the certificate of incorporation, unless such amendment is recommended by a vote of at least 66 2/3% of the whole Board of Directors and a majority (in any event not less that 7) of the continuing directors, in which case only the majority vote described above would be required. The certificate of incorporation of Maritime provides that the bylaws may be amended by the Board of Directors by the affirmative vote of both 66 2/3% of the whole Board of Directors and a majority (in any event not less than 7) of the continuing directors. Maritime's certificate of incorporation also provides that Maritime's shareholders may amend the bylaws by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding voting stock and a majority of the shares of voting stock held by independent stockholders.

APPLICABLE LAW

     The following discussion is a general summary of certain Delaware and Connecticut statutory provisions and federal statutory and regulatory provisions that may be deemed to have an "anti-takeover" effect.

     DELAWARE TAKEOVER STATUTE. Section 203 of the Delaware Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by such a corporation and certain of its shareholders.
Section 203 provides, in essence, that a shareholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute and such person's affiliates and

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

associates (each, an "Interested Stockholder") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the shareholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the shareholder became an Interested Stockholder or (ii) at or subsequent to that time the Business Combination is approved by the corporation's board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 (% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. Section 203 defines the term "Business Combination" to include a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, consolidations, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

     CONNECTICUT REGULATORY RESTRICTIONS ON ACQUISITIONS OF STOCK. Connecticut banking statutes prohibit any person from directly or indirectly offering to acquire or acquiring voting stock of a Connecticut-chartered commercial bank (such as Maritime), a federal savings bank having its principal office in Connecticut (such as Webster Bank) or a holding company of any such entity (such as Webster), that would result in such person becoming, directly or indirectly, the beneficial owner of more than 10% of any class of voting stock of such entity unless such person had previously filed an acquisition statement with the Connecticut Commissioner of Banking and such offer or acquisition has not been disapproved by the Connecticut Commissioner.

     FEDERAL LAW. Federal law provides that, subject to certain exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire "control" of an insured institution or holding company thereof, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency (i.e., the Office of Thrift Supervision in the case of Webster and Webster Bank, and the Federal Deposit Insurance Corporation in the case of Maritime). "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25 percent or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10 percent of any class of the institution's voting securities and other conditions are present. The Office of Thrift Supervision or the Federal Deposit Insurance Corporation may prohibit the acquisition of control if such agency finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

                       ADJOURNMENT OF SHAREHOLDER MEETING

     The holders of Maritime's common stock will be asked to approve, if necessary, the adjournment of the shareholder meeting to solicit further votes in favor of the merger agreement. If you vote against the merger agreement, your proxy may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.

                              SHAREHOLDER PROPOSALS

     Any proposal which a Webster shareholder wishes to have included in the proxy materials for Webster's 1999 Annual Meeting pursuant to SEC Rule 14a-8 must have been received by Webster at Webster's principal executive offices at Webster Plaza, Waterbury, Connecticut 06702 by November 19,

1998. Any other proposal for consideration by shareholders at Webster's 1999 Annual Meeting must be received by Webster by March 6, 1999.

                                  OTHER MATTERS

     We do not expect that any matters other than those described in this Proxy Statement/Prospectus will be brought before the shareholder meeting. If any other matters are presented, however, it is the intention of the persons named in the Maritime proxy to vote proxies in accordance with the determination of a majority of Maritime's Board of Directors, including, without limitation, a motion to adjourn or postpone the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.

                                     EXPERTS

     The consolidated financial statements of Webster (as restated to include Eagle Financial Corp.) at December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference into this Proxy Statement/Prospectus and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, which is incorporated by reference into this Proxy Statement/Prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Maritime at December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 are attached at Appendix D to this Proxy Statement/Prospectus in reliance on the report of Shatswell, MacLeod & Company, P.C., independent certified public accountants, which is attached at Appendix D to this Proxy Statement/Prospectus, incorporated into this Proxy Statement/Prospectus and given upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of Webster's common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Additionally, Hogan & Hartson L.L.P. will be passing upon certain tax matters in connection with the merger.

                                                                      APPENDIX A


*    To be updated prior to the mailing of the Proxy Statement/Prospectus


                            OSTROWSKI & COMPANY, INC.
                            BANK AND THRIFT ADVISORS

ONE WORLD TRADE CENTER                                      1520 HIGHLAND AVENUE
SUITE 2135                                                             SUITE 201
NEW YORK, NY  10048-0202                                 CHESHIRE, CT 06410-1265
212-432-0055                                                        203-699-1445
FAX: 212-432-1254                                              FAX: 203-699-1447


                                                                November 3, 1998


Board of Directors
Maritime & Bank Trust Company
130 Westbrook Road
Essex, CT  06426-1149

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the terms of an Agreement and Plan of Merger dated November 3, 1998 (the "Merger Agreement"), by and among Webster Financial Corporation ("Webster") and its principal subsidiary Webster Bank and Maritime Bank & Trust Company ("Maritime"), to the holders of Maritime common stock, par value $.67 per share ("Maritime Common Stock").

     As provided for in the Merger Agreement, Webster will acquire Maritime through the merger of Maritime with and into Webster Bank (the "Merger"). The Merger Agreement provides that each outstanding share of Maritime Common Stock shall be converted automatically into and be exchangeable for the number of shares of Webster common stock, par value $.01 per share ("Webster Common Stock"), determined by dividing $26.67 by the Base Period Trading Price (as defined below), as may be adjusted as provided below, computed to three decimal places (the "Exchange Ratio"); provided, however, that if the Base Period Trading Price shall be greater than $24.45, the Exchange Ratio shall be 1.091 and if the Base Period Trading Price shall be less than $17.50, the Exchange Ratio shall be 1.524. Further, if the Base Period Trading Price shall be less than $17.50, Maritime Bank may elect to exercise its right to terminate the Merger Agreement. Upon such election, Webster shall have the option to adjust the Exchange Ratio to equal that number obtained by dividing $26.67 by the Base Period Trading Price, rounded to three decimal places (the "Adjusted Exchange Ratio"). If Webster elects to make such adjustment, no termination shall have occurred. For the purposes of the Merger Agreement, the "Base Period Trading Price" shall mean the average of the daily closing prices per share for Webster Common Stock for the 15 consecutive trading days during which shares of Webster Common Stock are actually traded (as reported on The Nasdaq Stock Market, Inc. National Market Tier ("Nasdaq")) ending on the day preceding the receipt of the last required federal bank regulatory approval or waiver required to effect the Merger.

     In connection with executing the Merger Agreement, Maritime entered into an Option Agreement with Webster dated November 3, 1998 (the "Option Agreement"), pursuant to which Maritime has granted Webster an option to acquire up to 141,004 fully paid and nonassessable shares of Maritime Common Stock at a price of $22.00 per share. Webster may exercise this Option upon the occurrence of certain events specified in the Option Agreement.

OSTROWSKI & COMPANY, INC.

Board of Directors
November 3, 1998
Page 2


     Ostrowski & Company, Inc., as part of its bank and thrift advisory business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate purposes. We are familiar with Maritime, having previously provided advisory services to Maritime and have received and will receive fees from Maritime in connection with issuing this opinion as to the fairness, from a financial point of view, of the terms of the proposed transaction as set forth in the Merger Agreement to the holders of Maritime Common Stock.

     In connection with providing this update of our opinion, we have examined and relied upon, among other things: the Merger Agreement; the Option Agreement; annual reports to shareholders, proxy statements and related audited financial statements for Maritime and Webster for each of the three fiscal years ended December 31, 1995, 1996 and 1997; certain unaudited interim financial reports for Maritime and Webster for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; certain other financial information for Maritime and Webster, including proforma financial statements and managements' estimates relating to, among other things, earnings, asset quality, loan delinquencies and capital. We have conducted discussions with executive management of Maritime and Webster concerning historical financial performance and condition, market area economic conditions, future business prospects and financial forecasts. We have reviewed comparable financial, operating and market data for the banking industry and selected peer groups; compared the terms of the Merger Agreement with other bank and thrift merger and acquisition transactions; and have considered such additional financial and other information deemed relevant.

     In preparing our opinion, we have relied upon the accuracy, completeness and fair presentation of all information supplied or otherwise made available to us by, or on behalf of, Maritime and Webster. We have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Maritime or Webster, nor have we been furnished any such evaluations or appraisals. With respect to forecasts of expected future financial performance, we have been advised that they reflect the best currently available estimates and judgment of executive management. This opinion is necessarily based upon the information available to us and the market, economic and other conditions, as they exist and can be evaluated, as of the date of this letter.

     This opinion is directed solely to the fairness, from a financial point of view, of the terms of the Merger Agreement to the holders of Maritime Common Stock ("Maritime Shareholders") and does not constitute a recommendation to any Maritime Shareholder as to how such Maritime Shareholder should vote with respect to the Merger Agreement.

     In reliance upon and subject to the foregoing, it is our opinion that as of the date hereof, the terms of the Merger Agreement are fair, from a financial point of view, to Maritime Shareholders.

                                                   Very truly yours,

                                                   /s/ Ostrowski & Company, Inc.
                                                   OSTROWSKI & COMPANY, INC.

                                                                      APPENDIX B

          SECTIONS 33-855 TO 33-872 OF THE CONNECTICUT GENERAL STATUTES

SECTION 33-855. DEFINITIONS

As used in sections 33-855 to 33-872, inclusive:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 33-856 and who exercises that right when and in the manner required by sections 33-860 to 33-868, inclusive.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7)   "Shareholder"   means  the  record   shareholder  or  the  beneficial
shareholder.

SECTION 33-856. RIGHT TO DISSENT

     (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 or the certificate of incorporation and the shareholder is entitled to vote on the merger or (B) if the corporation is a subsidiary that is merged with its parent under section 33-818;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the certificate of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it: (A) Alters or abolishes a preferential right of the shares; (B) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (E) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 33-668; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be his exclusive remedy as holder of such shares against the corporate transactions described in this section, whether or not he proceeds as provided in sections 33-855 to 33-872, inclusive.

SECTION 33-857. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

SECTIONS 33-858, 33-859. RESERVED FOR FUTURE USE

SECTION 33-860. NOTICE OF DISSENTERS' RIGHTS

     (a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 33-855 to 33-872, inclusive, and be accompanied by a copy of said sections.

     (b) If corporate action creating dissenters' rights under section 33-856 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 33-862.

SECTION 33-861. NOTICE OF INTENT TO DEMAND PAYMENT

     (a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) shall not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

SECTION 33-862. DISSENTERS' NOTICE

     (a) If proposed corporate action creating dissenters' rights under section 33-856 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 33-861.

     (b) The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) of this section notice is delivered; and

          (5) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

SECTION 33-863. DUTY TO DEMAND PAYMENT

     (a) A shareholder sent a dissenters' notice described in section 33-862 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (3) of subsection (b) of said section and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

SECTION 33-864. SHARE RESTRICTIONS

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 33-866.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SECTION 33-865. PAYMENT

     (a) Except as provided in section 33-867, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 33-863 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment shall be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of the corporation's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenter's right to demand payment under section 33-868; and
(5) a copy of sections 33-855 to 33-872, inclusive.

SECTION 33-866. FAILURE TO TAKE ACTION

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 33-862 and repeat the payment demand procedure.

SECTION 33-867. AFTER-ACQUIRED SHARES

     (a) A corporation may elect to withhold payment required by section 33-865 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under section 33-868.

SECTION 33-868. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 33-865, or reject the corporation's offer under section 33-867 and demand payment of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under section 33-865 or offered under section 33-867 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under section 33-865 within sixty days after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty days after the corporation made or offered payment for his shares.

SECTIONS 33-869, 33-870. RESERVED FOR FUTURE USE

SECTION 33-871. COURT ACTION

     (a) If a demand for payment under section 33-868 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each  dissenter  made a party to the proceeding is entitled to judgment
(1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 33-867.

SECTION 33-872. COURT COSTS AND COUNSEL FEES

     (a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 33-868.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                      APPENDIX C

                         MARITIME BANK AND TRUST COMPANY
                            COMPARATIVE BALANCE SHEET

                                                                                September 30,       September 30,
                                                                                    1998                1997
                                                                                 (Unaudited)         (Unaudited)
                                                                              ----------------    ----------------
Assets
  Cash on hand and due from banks..........................................   $      3,570,768    $      4,891,267
  Federal funds sold.......................................................          4,200,000                  --
  Investment securities....................................................         24,532,359          21,413,229
  Loans:
   Real estate - residential...............................................         27,500,848          20,985,297
   Real estate - commercial................................................         17,489,557          10,546,058
   Consumer................................................................         11,660,433           9,775,069
   Commercial..............................................................         12,750,105          10,850,442
                                                                              ----------------    ----------------

     Total loans...........................................................         69,400,943          52,156,866

  Reserve for loan losses..................................................         (1,001,759)           (716,505)
  Deferred income, net.....................................................            (14,845)             (5,043)
                                                                              ----------------    ----------------

     Loans, net............................................................         68,384,339          51,435,318

Bank premises and fixed assets.............................................          1,978,515           1,854,833
Other real estate owned....................................................                 --             110,000
Other assets...............................................................            997,154             829,215
                                                                              ----------------    ----------------

     Total assets..........................................................   $    103,663,135    $     80,533,862
                                                                              ================    ================

Liabilities and Shareholders' Equity
  Total deposits...........................................................   $     91,173,751    $     71,892,812
  Borrowed funds...........................................................          5,144,005           2,000,000
  Other liabilities........................................................            285,207             317,681
                                                                              ----------------    ----------------

     Total liabilities.....................................................         96,602,963          74,210,493
                                                                              ----------------    ----------------

Shareholders' equity:
  Common stock.............................................................            470,016             470,020
  Surplus..................................................................          4,207,128           4,201,864
  Undivided profits........................................................          2,238,023           1,602,206
  Net unrealized gains on available-for-sale securities....................            145,005              49,279
                                                                              ----------------    ----------------

     Total shareholders' equity............................................          7,060,172           6,323,369
                                                                              ----------------    ----------------

     Total liabilities and shareholders' equity............................   $    103,663,135    $     80,533,862
                                                                              ================    ================

                         MARITIME BANK AND TRUST COMPANY
                          COMPARATIVE INCOME STATEMENT

                                                              Third Quarter Ended            Nine Months Ended
                                                         September 30,  September 30,   September 30,  September 30,
                                                             1998           1997            1998           1997
                                                          (Unaudited)    (Unaudited)     (Unaudited)    (Unaudited)
                                                          -----------    -----------    -----------     -----------
Interest Income:
  Loans................................................   $ 1,497,563    $ 1,216,665    $ 4,243,811     $ 3,427,944
  Investments..........................................       466,195        365,593      1,236,462       1,015,032
                                                          -----------    -----------    -----------     -----------

     Total interest income.............................     1,963,758      1,582,258      5,480,273       4,442,976

Interest expense.......................................       819,564        594,911      2,225,922       1,690,840
                                                          -----------    -----------    -----------     -----------

     Net interest income...............................     1,144,194        987,347      3,254,351       2,752,136

Provision for loan losses..............................        90,000         60,000        255,000         180,000
                                                          -----------    -----------    -----------     -----------

     Net interest income after provision for loan losses    1,054,194        927,347      2,999,351       2,572,136

Other income...........................................       104,686         78,496        330,937         223,131

Securities gains.......................................           548             --         11,985             233

Other expenses.........................................       782,287        638,479      2,204,032       1,869,241
                                                          -----------    -----------    -----------     -----------

     Income before taxes...............................       377,141        367,364      1,138,241         926,259

Applicable income and other taxes......................       158,000        150,700        458,000         376,800
                                                          -----------    -----------    -----------     -----------

     Net income........................................   $   219,141    $   216,664    $   680,241     $   549,459
                                                          ===========    ===========    ===========     ===========

                         MARITIME BANK AND TRUST COMPANY
                          SUMMARY OF FINANCIAL RESULTS

                                                              Third Quarter Ended            Nine Months Ended
                                                         September 30,  September 30,   September 30,  September 30,
                                                             1998           1997            1998           1997
                                                          (Unaudited)    (Unaudited)     (Unaudited)    (Unaudited)
                                                         -------------  -------------   -------------  -------------
Per Share Information:
  Net income per share (fully diluted).................      $ 0.28         $  0.29         $ 0.88         $ 0.74
                                                             ======         =======         ======         ======

  Book value per share.................................      $10.01         $  8.97         $10.01         $ 8.97
                                                             ======         =======         ======         ======

Financial Ratios:
  Capital/assets.......................................        6.81%           7.85%          6.81%          7.85%

  Risk based capital ratio.............................       10.97%          12.99%         10.97%         12.99%

  Loan loss reserve/loans..............................        1.44%           1.37%          1.44%          1.37%

  Non-performing assets/total assets...................        0.15%           0.59%          0.15%          0.59%

  Net interest margin (annualized).....................        4.71%           5.25%          4.88%          5.15%

  Return on assets (annualized)........................        0.85%           1.08%          0.96%          0.96%

  Return on equity (annualized)........................       12.57%          13.85%         13.31%         12.05%

                                                                      APPENDIX D


                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants........................................    D-2
Balance Sheets...........................................................    D-3
Statements of Income.....................................................    D-4
Statements of Changes in Stockholders' Equity............................    D-5
Statements of Cash Flows.................................................    D-6
Notes to Financial Statements............................................    D-7













   The accompanying notes are an integral part of these financial statements.

To the Board of Directors
Maritime Bank & Trust Company
Essex, Connecticut


                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Maritime Bank & Trust Company as of December 31, 1997 and 1996 and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maritime Bank & Trust Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

January 30, 1998,  except for Note 16 as
  to which the date is August  28,  1998
  and  Note 18 as to  which  the date is
  November 3, 1998

                          MARITIME BANK & TRUST COMPANY

                                 BALANCE SHEETS

                           December 31, 1997 and 1996

ASSETS                                                                                 1997              1996
------                                                                            ---------------   ---------------
Cash and due from banks                                                             $ 3,119,636       $ 3,770,237
Federal funds sold                                                                    1,000,000         2,000,000
                                                                                    -----------       -----------
           Cash and cash equivalents                                                  4,119,636         5,770,237
Investments in available-for-sale securities (at fair value)                         19,949,988        17,431,892
Federal Home Loan Bank stock, at cost                                                   375,300           189,300
Loans, net                                                                           56,077,271        44,432,498
Premises and equipment                                                                1,823,502         1,427,673
Accrued interest receivable                                                             513,310           436,980
Other assets                                                                            205,163           222,694
                                                                                    -----------       -----------
           Total assets                                                             $83,064,170       $69,911,274
                                                                                    ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Demand deposits                                                                     $13,982,250       $12,543,821
Savings and NOW deposits                                                             36,764,558        32,040,628
Time deposits                                                                        21,564,322        19,262,451
                                                                                    -----------       -----------
           Total deposits                                                            72,311,130        63,846,900
Advances from Federal Home Loan Bank of Boston                                        4,000,000
Other liabilities                                                                       237,087           200,427
                                                                                    -----------       -----------
           Total liabilities                                                         76,548,217        64,047,327
                                                                                    -----------       -----------
Stockholders' equity:
   Common stock,  $.666667 par value;  authorized  1,500,000 shares;  issued and outstanding 705,030 shares in 1997 and 700,530
     shares in 1996                                                                     470,020           467,020
   Paid-in capital                                                                    4,207,266         4,174,864
   Retained earnings                                                                  1,788,090         1,212,253
   Net unrealized holding gain on available-for-sale securities                          50,577             9,810
                                                                                    -----------       -----------
           Total stockholders' equity                                                 6,515,953         5,863,947
                                                                                    -----------       -----------
           Total liabilities and stockholders' equity                               $83,064,170       $69,911,274
                                                                                    ===========       ===========



   The accompanying notes are an integral part of these financial statements.

                          MARITIME BANK & TRUST COMPANY

                              STATEMENTS OF INCOME

                  Years ended December 31, 1997, 1996 and 1995

                                                                       1997             1996              1995
                                                                  --------------   --------------    --------------
Interest and dividend income:
   Interest and fees on loans                                       $ 4,687,054      $ 3,942,748       $ 3,524,012
   Interest and dividends on securities:
     Taxable                                                          1,249,978          736,186           404,127
     Dividends on equity securities                                      39,262           70,277            81,594
   Other interest                                                        78,383           67,722            88,723
                                                                    -----------      -----------       -----------
           Total interest and dividend income                         6,054,677        4,816,933         4,098,456
                                                                    -----------      -----------       -----------
Interest expense:
   Interest on deposits                                               2,197,967        1,758,626         1,431,329
   Interest on advances from Federal Home Loan Bank                      80,156
   Interest on other borrowed funds                                       5,090              152             7,158
                                                                    -----------      -----------       -----------
           Total interest expense                                     2,283,213        1,758,778         1,438,487
                                                                    -----------      -----------       -----------
           Net interest and dividend income                           3,771,464        3,058,155         2,659,969
Provision for loan losses                                               240,000          160,000           125,000
                                                                    -----------      -----------       -----------
           Net interest and dividend income after provision
              for loan losses                                         3,531,464        2,898,155         2,534,969
                                                                    -----------      -----------       -----------
Other income:
   Service charges on deposit accounts                                  103,135           89,921            79,102
   Other income                                                         228,920          177,695           119,986
                                                                    -----------      -----------       -----------
           Total other income                                           332,055          267,616           199,088
                                                                    -----------      -----------       -----------
Other expense:
   Salaries and employee benefits                                     1,336,379        1,072,887           883,560
   Occupancy expense                                                    228,632          190,375           142,825
   Equipment expense                                                    140,163          107,654            98,818
   Securities (gains) losses, net                                        (1,971)          36,288            34,303
   Stationary and supplies expense                                       77,370           80,800            58,013
   Directors fees expense                                                68,300           45,000            35,200
   Advertising and marketing expense                                     73,535           77,539            82,012
   Data processing expense                                              142,137           75,760            35,022
   Other expense                                                        459,828          366,886           350,834
                                                                    -----------      -----------       -----------
           Total other expense                                        2,524,373        2,053,189         1,720,587
                                                                    -----------      -----------       -----------
           Income before income taxes                                 1,339,146        1,112,582         1,013,470
Income taxes                                                            538,000          453,500           431,600
                                                                    -----------      -----------       -----------
           Net income                                               $   801,146      $   659,082       $   581,870
                                                                    ===========      ===========       ===========

Earnings per common share                                           $      1.14      $       .95       $       .84
                                                                    ===========      ===========       ===========

Earnings per common share, assuming dilution                        $      1.07      $       .91       $       .81
                                                                    ===========      ===========       ===========



The accompanying notes are an integral part of these financial statements.

                          MARITIME BANK & TRUST COMPANY

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years ended December 31, 1997, 1996 and 1995

                                                                                          Net Unrealized
                                                                                          Holding Gain
                                                                                          (Loss) On
                                          Common Stock           Paid-in      Retained    Available- For-
                                       Shares     Amount         Capital      Earnings    Sale Securities         Total
                                       ------     ------         -------      --------    ---------------         -----
Balance, December 31, 1994 as
   previously reported                462,820      $462,820    $4,137,064   $   235,108        $(286,731)      $4,548,261
Three-for-two stock split as
   of August 28, 1998 and
   equivalent change in par value     231,410
                                      -------      --------    ----------    ----------       ----------       ----------
Balance, December 31, 1994
   as adjusted                        694,230       462,820     4,137,064       235,108         (286,731)       4,548,261
Net income                                                                      581,870                           581,870
Net change in unrealized holding
   loss on available-for-sale
   securities                                                                                    257,862          257,862
Dividends declared ($.15
   per share)                                                                  (106,449)                         (106,449)
                                      -------      --------    ----------    ----------       ----------       ----------
Balance, December 31, 1995            694,230       462,820     4,137,064       710,529          (28,869)       5,281,544
Net income                                                                      659,082                           659,082
Net change in unrealized holding
   loss on available-for-sale
   securities                                                                                     38,679           38,679
Dividends declared ($.23 per share)                                            (157,358)                         (157,358)
Exercised stock options                 6,300         4,200        37,800                                          42,000
                                      -------      --------    ----------    ----------       ----------       ----------
Balance, December 31, 1996            700,530       467,020     4,174,864     1,212,253            9,810        5,863,947
Net income                                                                      801,146                           801,146
Net change in unrealized holding
   gain on available-for-sale
   securities                                                                                     40,767           40,767
Dividends declared ($.32 per share)                                            (225,309)                         (225,309)
Exercised stock options                 4,500         3,000        32,402                                          35,402
                                      -------      --------    ----------    ----------       ----------       ----------
Balance, December 31, 1997            705,030      $470,020    $4,207,266    $1,788,090       $   50,577       $6,515,953
                                      =======      ========    ==========    ==========       ==========       ==========


   The accompanying notes are an integral part of these financial statements.

                          MARITIME BANK & TRUST COMPANY

                            STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1997, 1996 and 1995

                                                                      1997             1996              1995
                                                                 ---------------  ---------------   ---------------
Cash flows from operating activities:
   Net income                                                     $    801,146      $    659,082      $    581,870
   Adjustments to reconcile net income to net cash provided
     by operating activities:
       Loss on disposal of fixed assets                                                                      3,402
       Provision for loan losses                                       240,000           160,000           125,000
       Depreciation and amortization                                   147,372           112,266           112,972
       Deferred tax expense                                              1,161             6,039            31,663
       Increase (decrease) in taxes payable                              3,677           (26,460)         (136,121)
       Increase in interest receivable                                 (76,330)          (88,534)         (111,810)
       Increase in interest payable                                     12,594             7,352            11,773
       Increase in accrued expenses                                     23,219            18,257            46,174
       Increase in prepaid expenses                                       (210)          (16,185)           (4,336)
       Increase (decrease) in other liabilities                          7,603           (75,807)           71,699
       (Increase) decrease in other assets                             (16,653)           28,828           (35,283)
       (Accretion) amortization of securities, net                     (10,809)           (3,484)            9,183
       Amortization of organization costs                                                  4,013             9,632
       Securities (gains) losses, net                                   (1,971)           36,288            34,303
       Change in unearned income                                       (15,924)          (40,218)           12,861
                                                                  ------------      ------------      ------------

   Net cash provided by operating activities                         1,114,875           781,437           762,982
                                                                  ------------      ------------      ------------

Cash flows from investing activities:
   Purchases of available-for-sale securities                      (12,120,306)      (11,295,979)       (6,684,634)
   Purchases of Federal Home Loan Bank stock                          (186,000)          (18,500)          (34,800)
   Proceeds from sales of available-for-sale securities              2,441,922         2,971,684           422,565
   Proceeds from maturities of available-for-sale securities         7,242,037         3,332,909         1,160,112
   Net increase in loans                                           (11,877,674)       (7,093,732)       (5,281,259)
   Recoveries of loans previously charged off                            8,825                               6,614
   Capital expenditures                                               (545,503)         (200,034)         (142,468)
   Proceeds from sales of fixed assets                                   2,302
                                                                  ------------      ------------      ------------

   Net cash used in investing activities                           (15,034,397)      (12,303,652)      (10,553,870)
                                                                  ------------      ------------      ------------

Cash flows from financing activities:
   Net increase in demand deposits, NOW and savings accounts         6,162,359        10,324,990         8,759,586
   Net increase in time deposits                                     2,301,871         2,682,315         3,600,335
   Dividends paid                                                     (225,309)         (157,358)         (106,449)
   Proceeds from stock issuance                                         30,000            42,000
   Advances from Federal Home Loan Bank                             18,000,000
   Repayments of advances from Federal Home Loan Bank              (14,000,000)
                                                                  ------------      ------------      ------------

   Net cash provided by financing activities                        12,268,921        12,891,947        12,253,472
                                                                  ------------      ------------      ------------

Net increase (decrease) in cash and cash equivalents                (1,650,601)        1,369,732         2,462,584
Cash and cash equivalents at beginning of year                       5,770,237         4,400,505         1,937,921
                                                                  ------------      ------------      ------------
Cash and cash equivalents at end of year                          $  4,119,636      $  5,770,237      $  4,400,505
                                                                  ============      ============      ============

Supplemental disclosures:
   Interest paid                                                  $  2,270,619      $  1,751,426      $  1,426,714
   Income taxes paid                                                   533,162           473,921           534,808


   The accompanying notes are an integral part of these financial statements.

                          MARITIME BANK & TRUST COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                  Years ended December 31, 1997, 1996 and 1995

NOTE 1 - NATURE OF OPERATIONS

Maritime Bank & Trust Company (Bank) is a state chartered bank, which was incorporated in 1989 and is headquartered in Essex, Connecticut. The Bank operates its business from three banking offices located in Connecticut. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and real estate loans, and in consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Bank conform to generally accepted accounting principles and predominant practices within the banking industry. The financial statements of the Bank were prepared using the accrual basis of accounting. The significant accounting policies of the Bank are summarized below to assist the reader in better understanding the financial statements and other data contained herein.

     PERVASIVENESS OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     CASH AND CASH EQUIVALENTS:

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks and federal funds sold.

     SECURITIES:

     Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

     The Bank classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Bank has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

          -- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the financial statements.

          -- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

          -- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

     LOANS:

     Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances reduced by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

     Interest on loans is recognized on a simple interest basis.

     Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these amounts over the contractual life of the related loans.

     Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

     ALLOWANCE FOR LOAN LOSSES:

     The allowance for loan losses is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for loan losses is considered adequate by management to absorb any reasonably foreseeable loan losses.

     As of January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. According to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Statement requires that impaired loans be measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

     The Statement is applicable to all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and convertible or nonconvertible debentures and bonds and other debt securities. The Bank considers its residential real estate loans and consumer loans that are not individually significant to be large groups of smaller balance homogeneous loans.

     Factors considered by management in determining impairment include payment status, net worth and collateral value. An insignificant payment delay or an insignificant shortfall in payment does not in itself result in the review of a loan for impairment. The Bank applies SFAS No. 114 on a loan-by-loan basis. The Bank does not apply SFAS No. 114 to aggregations of loans that have risk characteristics in common with other impaired loans. Interest on a loan is not generally accrued when the loan becomes ninety or more days overdue. The Bank may place a loan on nonaccrual status but not classify it as impaired, if (i) it is probable that the Bank will collect all amounts due in accordance with the contractual terms of the loan or
     (ii) the loan is an individually insignificant residential mortgage loan or consumer loan. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. Substantially all of the Bank's loans that have been identified as impaired have been measured by the fair value of existing collateral.

     The financial statement impact of adopting the provisions of this Statement was not material.

     PREMISES AND EQUIPMENT:

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

     OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

     Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for possible loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale are included in other expense.

     In accordance with Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan," the Bank classifies loans as in-substance repossessed or foreclosed if the Bank receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

     INCOME TAXES:

     The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

     EMPLOYEE BENEFITS:

     The Bank has a 401(k) plan covering substantially all employees. Under the plan, the Bank contributes two percent of all eligible participants' salary and fifty percent of the participant's first six percent that they contribute.

     FAIR VALUES OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Bank disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Bank in estimating its fair value disclosures are as follows:

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and federal funds sold approximate those assets' fair values.

     Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

     Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings: The carrying amounts of short-term advances from the Federal Home Loan Bank of Boston approximate their fair values.

     Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

     STOCK BASED COMPENSATION:

     Prior to 1996, the Bank recognized stock-based compensation using the intrinsic value approach set forth in APB Opinion No. 25. As of January 1, 1996, the Bank had the option, under SFAS No. 123, of changing its accounting method for stock-based compensation from the APB No. 25 method to the fair value method introduced in SFAS No. 123. The Bank elected to continue using the APB No. 25 method. Entities electing to continue to follow the provisions of APB No. 25 must make pro forma disclosure of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Bank has made the pro forma disclosures required by SFAS No. 123.

     EARNINGS PER SHARE:

     Statement  of  Financial  Accounting  Standards  No.  128 (SFAS  No.  128),
     "Earnings per Share" is effective for periods ending after December 15, 1997. SFAS No. 128 simplifies the standards of computing earnings per share
     (EPS) previously found in APB Opinion No. 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

     Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

     The Bank has computed and presented EPS for the year ended December 31, 1997 in accordance with SFAS No. 128. EPS as so computed does not differ materially from EPS that would have resulted if APB Opinion No. 15 had been applied. In accordance with SFAS No. 128 all prior-period EPS data presented has been restated. EPS so restated does not differ materially from EPS previously presented.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Investments in available-for-sale securities have been classified in the balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

                                                                               Gross        Gross
                                                              Amortized     Unrealized    Unrealized
                                                                  Cost        Holding       Holding          Fair
                                                                  Basis        Gains        Losses           Value
                                                              ---------     ----------    ----------         -----
December 31, 1997:
   Debt securities issued by the U.S. Treasury and other
     U.S. government corporations and agencies                $11,988,283    $  59,215      $  2,448       $12,045,050
   Debt securities issued by foreign governments                  100,000                                      100,000
   Mortgage-backed securities                                   7,776,083       48,885        20,030         7,804,938
                                                              -----------     --------       -------       -----------
                                                              $19,864,366    $ 108,100       $22,478       $19,949,988
                                                              ===========     ========       =======       ===========

December 31, 1996:
   Marketable equity securities                               $ 1,200,000    $              $              $ 1,200,000
   Debt securities issued by the U.S. Treasury and other
     U.S. government corporations and agencies                  9,473,535       30,203        15,938         9,487,800
   Debt securities issued by foreign governments                  100,000                                      100,000
   Mortgage-backed securities                                   6,641,704       34,652        32,264         6,644,092
                                                              -----------    ---------       -------       -----------
                                                              $17,415,239    $  64,855       $48,202       $17,431,892
                                                              ===========    =========       =======       ===========

The scheduled maturities of investments in available-for-sale securities were as follows as of December 31, 1997:

                                                                       Amortized
                                                                          Cost              Fair
                                                                          Basis             Value
                                                                       ---------            -----
Debt securities other than mortgage-backed securities:
   Due after one year through five years                              $10,488,893       $10,547,700
   Due after five years through ten years                               1,599,390         1,597,350
Mortgage-backed securities                                              7,776,083         7,804,938
                                                                      -----------       -----------
                                                                      $19,864,366       $19,949,988
                                                                      ===========       ===========

During 1997, proceeds from sales of investments in available-for-sale securities amounted to $2,441,922. Gross realized losses on those sales amounted to $1,800. Gross realized gains on those sales amounted to $3,771. During 1996, proceeds from sales of investments in available-for-sale securities amounted to
$2,971,684. Gross realized losses on those sales amounted to $42,701. Gross realized gains on those sales amounted to $6,413. During 1995, proceeds from sales of securities amounted to $422,565. Gross realized losses on those sales amounted to $34,303.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 1997.

A total par value of $5,340,957 and $3,169,812 of debt securities was pledged to secure lines of credit with financial institutions and public funds on deposit as of December 31, 1997 and 1996, respectively.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

                                                                   1997                       1996
                                                               ------------               ------------
Commercial, financial and agricultural                         $  8,243,568               $  7,806,073
Real estate - construction and land development                   1,689,807                    691,633
Real estate - residential                                        28,877,041                 23,154,761
Real estate - commercial                                         14,262,896                  9,912,403
Consumer                                                          3,759,310                  3,444,780
Other                                                                12,026                    188,607
                                                               ------------               ------------
                                                                 56,844,648                 45,198,257

Unearned income                                                      (9,599)                   (25,523)
Allowance for loan losses                                          (757,778)                  (740,236)
                                                               ------------               ------------
           Net loans                                           $ 56,077,271               $ 44,432,498
                                                               ============               ============

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                                        1997             1996              1995
                                                                     -----------      -----------       -----------
Balance at beginning of period                                        $ 740,236        $ 609,507         $ 550,000
Loans charged-off                                                      (231,283)         (29,271)          (72,107)
Recoveries                                                                8,825                              6,614
Provision for loan losses                                               240,000          160,000           125,000
                                                                      ---------        ---------         ---------
Balance at end of period                                              $ 757,778        $ 740,236         $ 609,507
                                                                      =========        =========         =========

Certain directors and executive officers of the Bank and companies in which they have significant ownership interest were customers of the Bank during 1997. Total loans to such persons and their companies amounted to $1,837,530 as of December 31, 1997. During 1997, payments of $253,403 were made and advances totaled $796,000.

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

                                                                            1997                        1996
                                                                            ----                        ----
                                                                   Recorded      Related       Recorded     Related
                                                                   Investment    Allowance     Investment   Allowance
                                                                   In Impaired   For Credit    In Impaired  For Credit
                                                                   Loans         Losses        Loans        Losses
                                                                   -----------   ----------    -----------  ----------
Loans for which there is a related allowance for credit losses      $  64,980      $37,000        $10,614      $6,000

Loans for which there is no related allowance for credit losses
                                                                    ---------      -------        -------      ------

           Totals                                                   $  64,980      $37,000        $10,614      $6,000
                                                                    =========      =======        =======      ======

Average recorded investment in impaired loans during the
   year ended December 31                                           $ 209,296                     $45,540
                                                                    =========                     =======

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

           Total recognized                                         $       0                     $ 1,647
                                                                    =========                     =======
           Amount recognized using a cash-basis method
               of accounting                                        $       0                     $ 1,647
                                                                    =========                     =======

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

                                                                                           1997               1996
                                                                                       -----------        -----------
Land                                                                                   $   303,000        $   204,000
Buildings                                                                                1,501,301          1,098,634
Leasehold improvements                                                                      79,877             72,177
Furniture and equipment                                                                    572,142            577,370
                                                                                       -----------        -----------
                                                                                         2,456,320          1,952,181
Accumulated depreciation and amortization                                                 (632,818)          (524,508)
                                                                                       -----------        -----------
                                                                                       $ 1,823,502        $ 1,427,673
                                                                                       ===========        ===========

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts (including CDs), each with a minimum denomination of $100,000, was approximately $3,309,457 and $2,042,993 as of December 31, 1997 and 1996, respectively.

For time deposits as of December 31, 1997, the aggregate amount of maturities for years ended December 31, are:

             1998                         $17,268,387
             1999 and 2000                  3,715,420
             Thereafter                       580,515
                                          -----------
                                          $21,564,322
                                          ===========

NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK OF BOSTON

Advances  consist of funds  borrowed  from the Federal  Home Loan Bank of Boston
(FHLB). The components of these borrowings are as follows as of December 31, 1997:

                 Amount           Maturity              Rate
                 ------           --------              ----
              $2,000,000      January 2, 1998           5.78%
               2,000,000      January 28, 1998          5.94%
              ----------
              $4,000,000
              ==========

Advances are secured by the Bank's stock in that institution, its residential real estate mortgage portfolio and the remaining U.S. government and agencies obligations not otherwise pledged.

NOTE 8 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

                                                        1997             1996              1995
                                                     -----------      -----------       -----------
Current:
   Federal                                             $402,121         $332,495          $292,492
   State                                                134,718          114,966           107,445
                                                       --------         --------          --------
                                                        536,839          447,461           399,937
                                                       --------         --------          --------
Deferred:
   Federal                                                  520            5,805            22,908
   State                                                    641              234             8,755
                                                       --------         --------          --------
                                                          1,161            6,039            31,663
                                                       --------         --------          --------
     Total income tax expense                          $538,000         $453,500          $431,600
                                                       ========         ========          ========

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

                                                               1997              1996             1995
                                                                % of              % of             % of
                                                              Income            Income           Income
                                                              ------            ------           ------
Federal income tax at statutory rate                           34.0%             34.0%            34.0%
Increase (decrease) in tax resulting from:
   Dividends received deduction                                 (.3)             (1.0)             (.5)
   Capital loss carryover                                                         1.3              1.0
   Unallowable expenses                                          .1                .2               .5
   Other                                                                          (.5)
State tax, net of federal tax benefit                           6.4               6.8              7.6
                                                               ----              ----             ----
                                                               40.2%             40.8%            42.6%
                                                               ====              ====             ====

The Bank had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

                                                                                         1997              1996
                                                                                      -----------       -----------
Deferred tax assets:
   Allowance for loan losses                                                           $ 186,442         $ 180,726
   Deferred loan fees/costs, net                                                           9,631            17,379
   Deferred income                                                                         4,194             3,091
   Interest on non-performing loans                                                        1,936
                                                                                       ---------         ---------
     Gross deferred tax assets                                                           202,203           201,196
                                                                                       ---------         ---------

Deferred tax liabilities:
   Unrealized gain on available-for-sale securities                                      (35,045)           (6,843)
   Accelerated depreciation                                                              (39,688)          (35,780)
   Deferred state tax refund                                                              (4,042)           (5,782)
                                                                                       ---------         ---------
     Gross deferred tax liabilities                                                      (78,775)          (48,405)
                                                                                       ---------         ---------
Net deferred tax assets                                                                $ 123,428         $ 152,791
                                                                                       =========         =========

Deferred tax assets have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 1997, the Bank had no operating loss and tax credit carryovers for tax purposes.

NOTE 9 - STOCK COMPENSATION PLAN

As of December 31, 1997, the Bank has a fixed option, stock-based compensation plan, which is described below. The Bank applies APB Opinion 25 and related
Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123 the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the 1997 grants:

Net income                                                As reported            $801,146
                                                          Pro forma              $793,346

Earnings per common share                                 As reported               $1.14
                                                          Pro forma                 $1.13

Earnings per common share, assuming dilution              As reported               $1.07
                                                          Pro forma                 $1.06

Under the 1991 Employee Stock Option Plan, the Bank may grant options to its Directors and Management for shares of common stock. To date, all options under the plan have been granted. Under the plan, the exercise price of each option equals the market price of the Bank's stock on the date of grant and an option's maximum term is 10 years.

The fair value of stock options granted in 1997 was calculated using the following assumptions: volatility of 10%; dividend yield of 2%; risk-free rate of 6.4% and estimated life of 9 years.

A summary of the status of the Bank's plan as of December 31, 1997, 1996 and 1995 and changes during the years ending on those dates is presented below:

                                                     1997                    1996                      1995
                                   ------------------------------  ------------------------  --------------------------
                                               Weighted-Average
                                     Shares      Exercise Price     Shares   Exercise Price   Shares    Exercise Price
                                     ------      --------------     ------   --------------   ------    --------------
Outstanding at beginning of year    103,200         $6.67          109,500       $6.67       109,500       $6.67
Granted                               3,000          9.33                0                         0
Exercised                            (4,500)         6.67           (6,300)       6.67             0
Forfeited                                 0                              0                         0
                                    -------                        -------                   -------
Outstanding at end of year          101,700         $6.75          103,200       $6.67       109,500       $6.67
                                    =======                        =======                   =======

Options exercisable at year-end     101,700                        103,200                   109,500
Weighted-average fair value of
   options granted during the year    $2.60                            N/A                       N/A

The following table summarizes information about fixed stock options outstanding as of December 31, 1997:

                                        Options Outstanding and Exercisable
                                        -----------------------------------
                                           Number                Remaining
        Exercise Price                 as of 12/31/97        Contractual Life
        --------------                 --------------        ----------------
            $6.67                           98,700                 5 years

             9.33                            3,000              9.1 years
                                           -------
             6.75                          101,700              5.1 years
                                           =======

The earnings per share data, numbers of options and option prices per share shown in this note have been adjusted to reflect the three-for-two stock split in 1998. See Note 16.

NOTE 10 - EMPLOYEE BENEFITS

Employees who have attained age 21 are eligible for membership in the 401(k) plan during the first quarter.

The provisions of the 401(k) plan allow eligible employees to contribute up to 15% of their annual salary with a matching contribution by the Bank for employees that have completed one full year of service equal to 2% of all eligible participants' salary and 50% of the participants' first 6% they contribute. The Bank's expense under this plan was $50,635, $35,729 and $26,193 for 1997, 1996 and 1995, respectively.

NOTE 11 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                  To Be Well
                                                                                                  Capitalized Under
                                                                            For Capital           Prompt Corrective
                                                        Actual           Adequacy Purposes:       Action Provisions:
                                                        ------           ------------------       ------------------
                                                  Amount      Ratio      Amount        Ratio      Amount       Ratio
                                                  ------      -----      ------        -----      ------       -----
                                                                     (Dollar amounts in thousands)
As of December 31, 1997:
   Total Capital (to Risk Weighted Assets)        $7,158      12.93%     $4,430        >8.0%      $5,538       >10.0%
                                                                                       -                       -
   Tier 1 Capital (to Risk Weighted Assets)        6,465      11.66       2,218        >4.0        3,327       > 6.0
                                                                                       -                       -
   Tier 1 Capital (to Average Assets)              6,465       7.99       3,237        >4.0        4,046       > 5.0
                                                                                       -                       -

As of December 31, 1996:
   Total Capital (to Risk Weighted Assets)         6,461      13.33       3,877        >8.0        4,846       >10.0
                                                                                       -                       -
   Tier 1 Capital (to Risk Weighted Assets)        5,854      12.05       1,944        >4.0        2,916       > 6.0
                                                                                       -                       -
   Tier 1 Capital (to Average Assets)              5,854       8.92       2,625        >4.0        3,281       > 5.0
                                                                                       -                       -

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 1997, the Bank was obligated under non-cancelable operating leases for bank premises and equipment expiring between 1998 and 2000. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 1997:

                   1998                             $ 70,035
                   1999                               49,925
                   2000                                8,243
                                                    --------
                   Total minimum lease payments     $128,203
                                                    ========

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $68,351, $52,591 and $25,301 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include outstanding loan commitments, unused lines of credit and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Of the total standby letters of credit outstanding as of December 31, 1997, $56,800 are secured by deposit accounts held within the Bank.

The estimated fair values of the Bank's financial instruments, all of which are held or issued for purposes other than trading, which are as follows as of December 31:

                                                              1997                                1996
                                                              ----                                ----
                                                     Carrying          Fair             Carrying           Fair
                                                     Amount            Value            Amount             Value
                                                     --------          -----            --------           -----
Financial assets:
   Cash and cash equivalents                       $ 4,119,636      $ 4,119,636       $ 5,770,237       $ 5,770,237
   Available-for-sale securities                    19,949,988       19,949,988        17,431,892        17,431,892
   Federal Home Loan Bank stock                        375,300          375,300           189,300           189,300
   Loans                                            56,077,271       56,246,000        44,432,498        44,380,000
   Accrued interest receivable                         513,310          513,310           436,980           436,980

Financial liabilities:
   Deposits                                         72,311,130       72,362,000        63,846,900        63,928,000
   Advances from Federal Home Loan Bank              4,000,000        4,000,000

The carrying amounts of financial instruments shown in the above table are included in the balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Notional amounts to financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

                                                                                        1997              1996
                                                                                   --------------    --------------
Outstanding loan commitments                                                         $1,036,000        $2,704,000
Unadvanced portions of commercial lines of credit                                     4,152,288         4,126,669
Unadvanced portions of home equity loans                                              3,230,039         2,534,446
Unadvanced portions of consumer loans                                                    71,155            48,309
Unadvanced portions of construction loans                                               311,543           260,967
Standby letters of credit                                                                95,830           264,300
                                                                                     ----------        ----------
                                                                                     $8,896,855        $9,938,691
                                                                                     ==========        ==========

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

The Bank has no derivative financial instruments subject to the provisions of SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 15 - EARNINGS PER SHARE (EPS)

The earnings per share and dividends per share computations for 1997, 1996 and 1995 have been restated to reflect the three-for-two stock split described in
Note 16.

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

                                                                         Income             Shares        Per-Share
                                                                       (Numerator)      (Denominator)       Amount
                                                                       -----------      -------------     ---------
Year ended December 31, 1997
   Basic EPS
     Net income and income available to common stockholders              $801,146           704,759         $1.14
     Effect of dilutive securities, options                                                  45,093
                                                                         --------           -------
   Diluted EPS
     Income available to common stockholders and assumed
       conversions                                                       $801,146           749,852         $1.07
                                                                         ========           =======         =====

Year ended December 31, 1996 - As restated
   Basic EPS
     Net income and income available to common stockholders              $659,082           695,039        $  .95
     Effect of dilutive securities, options                                                  32,949
                                                                         --------           -------
   Diluted EPS
     Income available to common stockholders and assumed
       conversions                                                       $659,082           727,988        $  .91
                                                                         ========           =======        ======

Year ended December 31, 1995 - As restated
   Basic EPS
     Net income and income available to common stockholders              $581,870           694,230        $  .84
     Effect of dilutive securities, options                                                  26,859
                                                                         --------           -------
   Diluted EPS
     Income available to common stockholders and assumed
       conversions                                                       $581,870           721,089        $  .81
                                                                         ========           =======        ======

NOTE 16 - SUBSEQUENT EVENT - STOCK SPLIT

On August 28, 1998 the Bank effected a three-for-two split of common stock and made an equivalent change in the par value of the common stock from $1.00 per share to $.666667 per share. No change in common stock and paid-in capital was necessary. The effect of the stock split has been retroactively reflected as of December 1997 and 1996 in the balance sheets and December 31, 1994 through 1997 in the statements of changes in stockholders' equity. All references to the number of common shares and per share amounts elsewhere in the financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 18 - SUBSEQUENT EVENT, AGREEMENT TO BE ACQUIRED

On November 3, 1998 Maritime Bank & Trust Company (Maritime) and Webster Financial Corporation (Webster) signed a definitive agreement under which Webster will acquire Maritime. Pursuant to the agreement, shares of Maritime will be exchanged for shares of Webster common stock. The agreement is subject to the approval of the shareholders of Maritime and regulators.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference  is made to the  provisions  of Article 6 of  Webster's  Restated
Certificate of Incorporation, as amended, and the provisions of Article IX of the Webster's Bylaws, as amended.

     Webster is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Webster, or are or were serving at the request of Webster in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of Webster, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Webster's Bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding (other than an action by or in the right of Webster) by reason of the fact that such person is or was serving in such a capacity for or on behalf of Webster. Webster will indemnify any such person against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, Webster shall indemnify such persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which such person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the Bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement. In addition, Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in such capacity for another business organization or entity at Webster's request, against any liability asserted against such person and incurred in such capacity, or arising out of such person's status as such, whether or not Webster would have the power or obligation to indemnify him against such liability under the provisions of Article IX of Webster's Bylaws.

     Article 6 of Webster's Restated Certificate of Incorporation provides that no director will be personally liable to Webster or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to Webster or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware Corporation Law, or for any transaction from which the director derived an improper personal benefit.

     The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Webster pursuant to the foregoing provisions, or otherwise, Webster has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Webster of expenses incurred or paid by a director, officer or controlling person of Webster in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Webster will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)      EXHIBITS.

   Exhibit
     No.                     Exhibit
     ---                     -------

    2.1 Agreement and Plan of Merger, dated as of November 3, 1998, by and among Webster Financial Corporation ("Webster"), Webster Bank and Maritime Bank & Trust Company ("Maritime").

    2.2 Option Agreement, dated as of November 3, 1998, between Maritime and Webster.

    2.3 Maritime Bank & Trust Company Stockholder Agreement, dated as of November 3, 1998, by and among Webster and the stockholders of Maritime identified therein.

    5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

    8 Form of opinion of Hogan & Hartson L.L.P as to certain tax matters, including consent of that firm.

   23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5 and
            Exhibit 8).

   23.2     Consent of KPMG LLP.

   23.3     Consent of Shatswell, MacLeod & Company, P.C.

   23.4     Consent of Ostrowski & Company, Inc.

   24       Power of attorney.

   99       Form of Maritime proxy card.

(B) Not required.

(C) See Appendix A to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

     (a)  Webster hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement;

                  (iii) To include any material  information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Webster hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Webster's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Webster hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Webster undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) Webster undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 (ss. 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undertaking concerning indemnification is included as part of the response to Item 20.

     (f) Webster hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) Webster hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterbury, State of Connecticut, on January 25, 1999.


                                        WEBSTER FINANCIAL CORPORATION

                                        By: /s/ James C. Smith
                                            ----------------------------------
                                            James C. Smith
                                            Chairman and Chief Executive Officer



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities indicated on January 25, 1999.

         Name:                           Title:
         -----                           ------
/s/ James C. Smith
-------------------------             Chairman and Chief Executive Officer
James C. Smith                          (Principal Executive Officer)

/s/ John V. Brennan
-------------------------             Executive Vice President, Chief Financial
John V. Brennan                         Officer and Treasurer
                                        (Principal Financial Officer and
                                        Principal Accounting Officer)

/s/ Richard H. Alden*                 Director
-------------------------
Richard H. Alden

/s/ Achille A. Apicella*              Director
-------------------------
Achille A. Apicella

/s/ Joel S. Becker*                   Director
-------------------------
Joel S. Becker

/s/ O. Joseph Bizzozero, Jr.*         Director
-------------------------
O. Joseph Bizzozero, Jr.

/s/ George T. Carpenter*              Director
-------------------------
George T. Carpenter

         Name:                           Title:
         -----                           ------

/s/ John J. Crawford*                 Director
-------------------------
John J. Crawford


/s/ Harry P. DiAdamo, Jr.*            Director
-------------------------
Harry P. DiAdamo, Jr.


/s/ Robert A. Finkenzeller*           Director
-------------------------
Robert A. Finkenzeller


/s/ Walter R. Griffin*                Director
-------------------------
Walter R. Griffin


/s/ J. Gregory Hickey*                Director
-------------------------
J. Gregory Hickey


/s/ C. Michael Jacobi*                Director
-------------------------
C. Michael Jacobi


/s/ John F. McCarthy*                 Director
-------------------------
John F. McCarthy


/s/ Sister Marguerite Waite*          Director
-------------------------
Sister Marguerite Waite


By:    /s/ John V. Brennan
      ---------------------
       *By Power of Attorney
         John V. Brennan

                                  EXHIBIT INDEX

   Exhibit
     No.                     Exhibit
     ---                     -------

    2.1 Agreement and Plan of Merger, dated as of November 3, 1998, by and among Webster Financial Corporation ("Webster"), Webster Bank and Maritime Bank & Trust Company ("Maritime").

    2.2 Option Agreement, dated as of November 3, 1998, between Maritime and Webster.

    2.3 Maritime Bank & Trust Company Stockholder Agreement, dated as of November 3, 1998, by and among Webster and the stockholders of Maritime identified therein.

    5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.

    8 Form of opinion of Hogan & Hartson L.L.P as to certain tax matters, including consent of that firm.

   23.1     Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5 and
            Exhibit 8).

   23.2     Consent of KPMG LLP.

   23.3     Consent of Shatswell, MacLeod & Company, P.C.

   23.4     Consent of Ostrowski & Company, Inc.

   24       Power of attorney.

   99       Form of Maritime proxy card.